Filed pursuant to General Instruction II.L.
of Form F-10; File no: 333-183895

The information in this preliminary prospectus supplement (this “Prospectus Supplement”) and the accompanying short form base shelf prospectus dated September 19, 2012 (the “Prospectus”) is not complete and may be changed. This Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This Prospectus Supplement is subject to completion or amendment, and together with the accompanying Prospectus to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this Prospectus Supplement has been filed with the securities regulatory authorities of the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia, but has not yet become final for the purpose of the sale of securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Neptune Technologies & Bioressources Inc. at 545, Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 1 888 664-9166 and are also available electronically at www.sedar.com.

Preliminary Prospectus Supplement

(to the Short Form Base Shelf Prospectus dated September 19, 2012)

New Issue	February 27, 2014

Neptune Technologies & Bioressources Inc.

US$—

— Common Shares

Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) is hereby qualifying the distribution of — common shares of Neptune (the “Common Shares”) at a price of US$— per Common Share (the “Offering Price”) (the “Offering”). The Common Shares are being offered by Euro Pacific Canada Inc. (“Euro” or the “Canadian Underwriter”) and Roth Capital Partners, LLC (“Roth” and together with Euro, the “Joint Book-Running Managers”) and National Securities Corporation (the “Lead Manager” and together with Roth, the “U.S Underwriters” and together with the Joint Book-Running Managers, the “Underwriters”). The U.S. Underwriters are offering the Common Shares for sale in the United States only. The Canadian Underwriter is offering the Common Shares for sale in Canada only. The Offering Price of the Common Shares was determined by negotiation among the Company and the Joint Book-Running Managers. After the Underwriters have made reasonable efforts to sell the Common Shares at the Offering Price, the Underwriters may sell the Common Shares to the public at prices below the Offering Price. Any such reduction will not affect the proceeds received by the Company.

Price: US$— per Common Share

	Public Offering Price		Underwriters’ Commission(1)		Net Proceeds to the Company(2)
Per Common Share	US$	—	US$	—	US$	—
Total Offering(3)	US$	—	US$	—	US$	—

Notes:

(1)	Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay a cash fee to the Underwriters in the amount equal to —% (US$— per Common Share) of the gross proceeds of the sale of the Common Shares, including gross proceeds realized on the sale of Common Shares issuable upon exercise of the Over-Allotment Option, if any, but excluding therefrom proceeds from the sale of Common Shares sold to certain purchasers introduced by the Company directly (the “President’s List”), for which the Underwriters will be paid a commission equal to —% (US$— per Common Share) of the gross proceeds of such sales. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ commission but before deducting the Company’s expenses of this Offering, estimated at US$— (including the reimbursement to the Underwriters for expenses related to the Offering up to $—), which, together with the Underwriters’ commission, will be paid from the proceeds of this Offering. See “Plan of Distribution” and “Use of Proceeds”.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters, in whole or in part, for a 30-day period following the date of the closing of the Offering and entitles the Underwriters to purchase up to an aggregate of — additional Common Shares at the Offering Price (being —% of the aggregate number of Common Shares offered under this Prospectus Supplement). If the Over-Allotment Option is exercised in full, the public offering price, Underwriters’ commission and net proceeds to the Company, before expenses, will be US$—, US$— and US$—, respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the Over-Allotment Option and any Common Shares that may be delivered upon the exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	— Common Shares	Any time within 30 days after the Closing Date	US$	— per Common Share

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NTB” and on The Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT”. The closing price of the Common Shares on the TSX and NASDAQ on February 26, 2014, the latest practicable date prior to the filing of this Prospectus Supplement, was CDN$3.59 and US$3.23, respectively. The Company has applied to list the Common Shares distributed under this Prospectus Supplement on the TSX and NASDAQ. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ. The Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Plan of Distribution”.

An investment in the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus is speculative and bears certain risks. See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus.

(continued on next page)

(continued from cover)

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Neptune is incorporated or organized under the laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that all or a substantial portion of the Company’s assets and all or a substantial portion of the assets of said persons are located outside the United States and that some or all of the underwriters or experts herein may be residents of Canada.

THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THE COMMON SHARES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Common Shares will be issued and sold pursuant to an underwriting agreement dated —, 2014 between Neptune and the Underwriters (the “Underwriting Agreement”). Delivery of the Common Shares is expected to be made on or about —, 2014 (the “Closing Date”), and in any event not later than —, 2014. After the initial offering, the Offering Price may be changed by the Underwriters. See “Plan of Distribution”.

The Underwriters, as principals, offer the Common Shares subject to prior sale if, as and when issued by Neptune and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of Neptune by Osler, Hoskin & Harcourt LLP, with respect to Canadian and U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Morrison & Foerster LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Common Shares will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and The Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. Except in limited circumstances, no beneficial holder of Common Shares will receive definitive certificates representing their interest in Common Shares. Beneficial holders of Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Common Shares is acquired. Certain other holders will receive definitive certificates representing their interests in Common Shares.

The U.S. Underwriters are not registered as dealers in any Canadian jurisdictions and, accordingly, will sell Common Shares only in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada.

Neptune’s head and registered office is located at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, beginning on page 1, which provides more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus together with the additional information about Neptune to which the Company refers you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference” and “Where You Can Find More Information”.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of the Common Shares in any jurisdiction where the Offering is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

In this Prospectus Supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “it”, “its” or similar terms refer to Neptune Technologies & Bioressources Inc. and its subsidiaries, references to “Acasti” refer to Acasti Pharma Inc. and references to “NeuroBio” refer to NeuroBioPharm Inc.

All references in this Prospectus Supplement to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On February 26, 2014, the closing exchange rate for the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada was CDN$1.00 = US$0.8986.

This Prospectus Supplement and the documents incorporated herein by reference contain company names, product names, trade names, trademarks and service marks of Neptune and other organizations, all of which are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which the Company refers to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking statements in this Prospectus Supplement include, but are not limited to, statements about:

•

Neptune’s ability to finalize reconstruction of its production facility, the timing and cost of completion of the reconstruction project, and the amount of production capacity for krill oil products at the new production facility;

•	Neptune’s ability to obtain all necessary operating permits to start production at its new production facility;

•	Neptune’s ability to commission and complete the start-up and ramp-up of production at its new production facility;

•	Neptune’s ability to generate revenue through production at its new production facility;

•	Neptune’s ability to enter into additional third party supply and production agreements on terms favourable to Neptune;

•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;

•	Neptune’s ability to recover additional insurance proceeds relating to the incident at its production plant under its various insurance policies;

•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;

•

Neptune’s ability to oppose or settle notices alleging non-compliance by Québec’s Ministry of Environment and the Commission de la santé et de la sécurité du travail and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•

Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and ECOKRILL Oil (“EKO™”) and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;

•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;

•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;

•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;

•	the timing of the receipt of loan disbursements under Neptune’s secure loan from Investissement Québec and the receipt of royalty payments under the terms of Neptune’s settlement agreements;

•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;

•	the health benefits of NKO® and EKO™ and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;

•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and

•	Neptune’s expectations regarding its significant impairment losses and future write-downs, charge-offs or impairment losses.

Although the forward-looking information is based upon what the Company believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain assumptions made in preparing the forward-looking information include, without limitation, that:

•	Neptune will obtain all required operating permits to resume operations at the new production facility by approximately late March 2014;

•	the start-up and ramp-up period and performance of the new production facility will be consistent with management’s expectations;

•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;

•	Neptune’s business plan to focus on the production of its lead products, NKO® and EKO™, will not be substantially modified;

•	capital derived from future financings will be available to Neptune on terms that are favourable; and

•	Neptune will be able to protect its intellectual property.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus, many of which are beyond Neptune’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the heavy dependence of the Company’s future prospects on the timely and successful reconstruction of its production plant;

•	the need for the Company to obtain all required operating permits to resume its production;

•	the Company’s need for additional funding;

•	the Company’s potential inability to recover all of the insurance proceeds it has claimed;

•	possibility that new claims or lawsuits relating to the plant explosion may be brought against the Company;

•	the Company’s potential inability to restore or grow its customer base;

•	the Company’s reliance on a limited number of distributors and significant concentration of accounts receivables;

•	the fact that the Company has suffered significant impairment losses and its assets may be subject to future write-downs, charge-offs or impairment losses;

•	the Company may lose its control of Acasti;

•	the Company’s history of net losses and inability to achieve profitability to date;

•	NKO® and EKO™ may not be successfully commercialized;

•	changes in regulatory requirements and interpretations of regulatory requirements;

•	the Company’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials;

•	the Company’s ability to manage its growth efficiently;

•	the Company’s ability to further penetrate core or new markets;

•	the Company’s ability to attract and retain skilled labor;

•	the Company’s ability to attract, hire and retain key management and personnel;

•	the success of current and future clinical trials by the Company and its subsidiaries;

•	the Company’s ability to achieve its publicly announced milestones on time or at all;

•	product liability lawsuits could be brought against the Company and its subsidiaries;

•	intense competition from other companies in the pharmaceutical and nutraceutical industry;

•	the Company’s ability to secure and defend its intellectual property rights; and

•	the fact that the Company does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that Neptune anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune at 545, Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 1 888 664-9166. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com, and on EDGAR, which can be accessed online at www.sec.gov/edgar.shtml.

The following documents, as amended from time to time, filed by Neptune with the SEC and securities commissions or similar authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	annual information form of the Company dated May 29, 2013 for the fiscal year ended February 28, 2013;

(b)	audited consolidated financial statements as at February 28, 2013 and February 29, 2012 and for the years ended February 28, 2013 and February 29, 2012, together with the notes thereto and the auditors’ report thereon, and with the management’s discussion and analysis thereon;

(c)	management information circular of the Company dated May 22, 2013 prepared in connection with the Company’s annual meeting of shareholders held on June 27, 2013; and

(d)	unaudited consolidated interim financial statements of the Company as at November 30, 2013 and for the three-month and nine-month periods ended November 30, 2013 and 2012 (with the exception of the notice on the page preceding page 1 of such financial statements stating: “These interim financial statements have not been reviewed by the Corporation’s auditors.”), and with the management’s discussion and analysis thereon.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44–101 – Short Form Prospectus Distributions filed by Neptune with any securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus Supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. Further, Neptune may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus except as so modified. Any statement so superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about Neptune, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Common Shares. For a more complete understanding of the Company and this Offering, Neptune encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, the information included in any free writing prospectus that the Company has authorized for use in connection with this Offering, and the information under the heading “Risk Factors” in this Prospectus Supplement beginning on page S-17, and in the accompanying Prospectus. All capitalized terms used but not defined in this summary refer to those definitions contained elsewhere in this Prospectus Supplement and/or the accompanying Prospectus, as applicable.

Neptune Technologies & Bioressources Inc.

Neptune’s Business

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids (“PUFAs”). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private labels primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form, serve as a dietary supplement to consumers and are available at several leading major retailers under distributors’ private labels.

Neptune pioneered the commercialization of omega-3 PUFAs extracted from krill for human health maintenance in 2002 and is continuing its product development based on its proprietary technology. The Company believes that its ability to provide a safe and effective product is a key factor in building and sustaining its credibility with its distribution partners.

NKO®, which was first commercialized in 2003, is a marine oil extracted from Antarctic krill (Euphasia superba) that contains the two essential omega-3 PUFAs, EPA and DHA, and provides a blend of nutritional elements. NKO®’s elevated content of phospholipids rich in omega-3 and omega-9 fatty acids and antioxidants such as astaxanthin, vitamin A and vitamin E offers a safe and effective product free of preservatives and with clinically proven health benefits.

The Company believes NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids and important antioxidants that surpasses the corresponding profile of fish oils. NKO®’s combination of phospholipids and omega-3 fatty acids facilitates the passage of fatty acid molecules through the body’s intestinal wall, increasing the bioavailability of omega-3 fatty acids. Independent research has shown that astaxanthin has a stronger antioxidant level than vitamin A and vitamin E, as well as other antioxidants such as lycopene and lutein. Neptune believes that NKO® contains higher amounts of astaxanthin than all other krill oil products on the market.

Neptune believes that NKO® is the first and only krill oil product providing clinically proven health benefits in the areas of cardiovascular, joint, cognitive and women’s health. In 2004, the Alternative Medicine Review published the results of a 12-week, double-blind, randomized trial that demonstrated that daily doses of 1-3g NKO® are significantly more effective than 3g EPA/DHA fish oil in the management of abnormal cholesterol levels (hyperlipidemia). Daily doses of 1-3g NKO® were proven effective in that trial to decrease low density lipoprotein (“LDL”, or “bad cholesterol”) by 33.9%, triglycerides by 11.5% and increase high density lipoprotein (“HDL”, or “good cholesterol”) by 43.3%.

EKO™, Neptune’s other lead product, is similar to NKO® in that it undergoes the same krill oil extraction process. The difference between EKO™ and NKO® is that EKO™ has lower specifications of PUFAs, phospholipids and antioxidants and, as a result, EKO™ has a lower price point than NKO®.

In addition to NKO® and EKO™, Neptune is also working on new formulations derived from NKO® that target more specific conditions, including NKO Beat®, which targets heart and circulation issues, NKO Flex®, which targets bone and joint issues, and NKO Focus®, which targets brain and vision issues. The Company expects to launch these new formulations during its fiscal year ending on February 28, 2015.

Following the explosion that destroyed Neptune’s sole production plant on November 8, 2012, Neptune temporarily ceased to produce and commercialize NKO® and EKO™ and has not resumed production or commercialization. Neptune is in the process of completing the reconstruction of its sole production plant that, when completed, is expected to enable the Company to produce approximately 150,000 kilograms of krill oil products annually. See “Recent Developments – New Production Facility Reconstruction and Operations”. Once operations resume, Neptune intends to prioritize the production of NKO®, which will be produced exclusively at the new production facility, to meet customer demand for this product.

During the period following the plant explosion, Neptune has been supplying the market with commodity grade krill oil acquired from third-party manufacturers to maintain key customer relationships and part of its market share. Once production has resumed at the new production facility, based on market demand, the Company may supply and/or further refine to meet EKO™ standards commodity grade krill oil produced by third-party manufacturers as a strategy to diversify its sources and means of production and product offering. On October 2, 2013, Neptune announced that it signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost USA, LLC, which gives Neptune the right to purchase up to 800,000 kilograms of commodity grade krill oil during the first three-year term of the renewable agreement. Under the agreement, Neptune has agreed to purchase certain minimum quantities of commodity grade krill oil from Rimfrost in 2013 and 2014, which purchases may be deferred to the following calendar years.

Sales by Neptune of commodity grade krill oil have yielded sales margins of approximately 11%, which is significantly lower than Neptune’s historical sales margins for NKO® and EKO™ prior to the incident, which ranged between 45% and 50%. Neptune expects to see a progressive increase in its sales margins as production is ramped up at its new production facility and the new production facility operates at full capacity.

After production has resumed at its new production facility, as part of its growth strategy, Neptune may also consider the feasibility in the mid to long-term of an expansion of capacity at the new production facility, that, if completed, would increase production at the new production facility to up to 300,000 kilograms of krill oil annually. The cost of such an expansion project has not been determined by Neptune and would require additional financing. The feasibility and timing of such an expansion project would depend, among other factors, on the demand for the Company’s products once production has resumed at its new production facility and the ability to obtain additional financing on favorable terms or at all.

As part of its growth strategy, and with the objective of further increasing sales to existing customers and developing new customer relationships across new geographies, Neptune also intends to evaluate potential arrangements with third parties, which may include strategic alliances, joint venture investments, acquisitions or licensing or distribution arrangements. Neptune intends to allocate approximately $— of the gross proceeds of the Offering for sales, marketing and distribution of its krill oil products. See “Use of Proceeds”.

Through Neptune’s subsidiaries, Acasti and NeuroBio, in which Neptune respectively holds 49.07% and 96.00% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Neptune has granted licensing rights to both Acasti and NeuroBio that allow them to leverage the intellectual property, clinical data and know-how developed by Neptune to focus on, respectively, the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions.

Acasti has initiated two Phase II clinical trials in Canada (the TRIFECTA trial and the COLT trial) designed to evaluate the safety and efficacy of its lead product candidate, CaPre®, for the management of mild to severe hypertriglyceridemia. On August 13, 2013, Acasti announced the completion and results of its open-label Phase II COLT clinical trial, which was primarily designed to evaluate the safety and efficacy of CaPre® for the treatment of mild to severe hypertriglyceridemia. The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with daily doses of both 4.0g and 2.0g. Patient recruitment in the TRIFECTA trial is ongoing and final results are expected to be available during the first half of 2014.

On January 9, 2014, Acasti announced that the U.S. Food and Drug Administration (the “FDA”) had granted approval to conduct a pharmacokinetic (“PK”) trial of CaPre® in the United States. See “Recent Developments – Acasti Pharma Inc.”

Corporate Information

Neptune was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) and is now governed by the Business Corporations Act (Québec). The Company’s head office and registered office is located at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3.

Neptune has two wholly-owned subsidiaries, Neptune Technologies & Bioressources USA Inc. and Neptune Technologies & Bioressources Hong Kong Limited, and two subsidiaries, Acasti and NeuroBio, in which Neptune respectively holds 49.07% and 96.00% of the voting rights.

The Common Shares are listed on the TSX under the symbol “NTB” and on the NASDAQ under the symbol “NEPT”. Acasti’s common shares are listed on the TSXV under the ticker symbol “APO” and on the NASDAQ under the ticker symbol “ACST”.

RECENT DEVELOPMENTS

New Production Facility Reconstruction and Operations

Neptune is in the process of completing the reconstruction of its sole manufacturing facility, located in Sherbrooke, Quebec, Canada. When completed, and operating at full capacity, the new production facility is expected to produce approximately 150,000 kilograms of krill oil products annually, with production of NKO® being prioritized to meet customer demand.

Neptune has obtained all construction permits required to complete the construction of its new production facility. The construction of the new production facility has been substantially completed and all significant equipment required to begin production at the new production facility has been purchased by and delivered to Neptune. The assembly and installation of production equipment and assembly of the production line remain to be completed before Neptune can resume its production. Neptune currently expects the new production facility to be operational by approximately late March 2014, subject to the Company obtaining all required operating permits by such time. See “Risk Factors – Risks Relating to the Construction of the Company’s New Production Facility”.

Permits Required to Commence Operations at the New Production Facility

Neptune is required to obtain the following three permits before production can resume at the new production facility:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the MEQ relating to environmental matters at the new production facility;

•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST relating to safety in the workplace requirements; and

•

an authorization of the Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service relating to the new production facility’s fire safety and emergency evacuation plan and on-site fire security equipment.

Neptune is working closely with the MEQ, the CSST and the Sherbrooke Fire and Rescue Service to finalize the securing of the operating permits. Based on the current status of its exchanges with the MEQ, the CSST and the Sherbrooke Fire and Rescue Service, Neptune expects that the required permits will be obtained by approximately late March 2014. Neptune expects to begin production once all three of these permits are secured. See “Risk Factors – Risks Relating to the Construction of the Company’s New Production Facility”.

Incident Investigation, Environmental Matters and Site Clean-Up

Neptune continues to cooperate with the Commission de la santé et de la sécurité du travail (the “CSST”), the Québec commission overseeing health and safety in the workplace, in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. The CSST is expected to release its report relating to the incident in the spring of 2014.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,500 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. The CSST has not yet responded to Neptune’s not guilty plea.

On November 16, 2012, following the incident at the plant, Neptune received from the Québec Ministry of Environment (the “MEQ”) a notice alleging non-compliance by Neptune with environmental regulations relating to equipment specifications. The MEQ’s notice alleged that Neptune had modified certain of its equipment without notifying the MEQ and that its plant production capacity was above the permitted limit in the certificate of authorization issued by the MEQ. Neptune is cooperating with the MEQ with the view to settling the notice alleging the non-compliance.

Neptune also provided to the MEQ a dismantling and clean-up plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater quality. To date, the destroyed plant has been dismantled and the required clean-up of the premises in accordance with MEQ standards, which includes the removal of 130 metric tons of contaminated soil from the site further to environmental studies performed by independent environmental consultants retained by Neptune, is in its advanced stages and the Company anticipates it will be completed by mid-2014.

New Production Facility Ramp-Up Period

Neptune expects that upon the commissioning of the new production facility, a start-up and ramp-up period will be required before full production capacity will be achievable. The ramp-up period is expected to be completed in three phases over a period of three months, with each phase lasting one month. During this ramp-up period, Neptune expects to progressively increase production in each of the three phases to an annual production capacity of 50,000, 100,000 and 150,000 kilograms of krill oil products respectively, until the new production facility’s full commercial annual production capacity of krill oil is reached. Upon commencement of production at the new production facility, Neptune will employ approximately 85 employees. Most key employees have been retained and a few management and production employees remain to be hired by the Company. The Company does not anticipate any problems in hiring the remaining employees in a timely manner.

Financing of the New Production Facility Reconstruction and Insurance Proceeds

On November 4, 2013, Neptune finalized a secured financing for up to $12.5 million with Investissement Québec (“IQ”), a government sponsored corporation whose mission is to contribute to Québec’s economic development in accordance with the Government of Québec’s economic policy, to partially fund the reconstruction of its production facility (which includes a security interest over all assets including the Company’s intellectual property). The IQ secured loan has an annual interest rate of 7.0% and a two-year grace period for the start of principal repayment from the first disbursement date, following which the loan will be payable in equal monthly instalments over a four year period. The loan is repayable at any time without penalty. IQ disburses the loan to reimburse Neptune for reconstruction expenses. To date, Neptune has received approximately $8.5 million from IQ and expects to receive an additional $4.0 million in April 2014 which will be used to pay expenses incurred in connection with the reconstruction of the new production facility.

As part of the IQ loan, Neptune issued to IQ 750,000 common share purchase warrants at an exercise price of $3.37 per warrant. The number of warrants will vest on a prorata basis according to the amount disbursed by IQ on each disbursement date.

Since the destruction of the Company’s production facility in November 2012, Neptune has received insurance recoveries totalling $12 million and Neptune anticipates that its total insurance recoveries will range between $15 million and $19 million. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Since the November 2012 plant explosion, management has periodically reevaluated the need to recognize impairment losses as information becomes available. As of the date of this Prospectus Supplement, an additional impairment loss related to property, plant and equipment of approximately $1 million was identified during the ongoing process of the Company’s reconstruction plans, related financing and insurance recoveries, which will be recorded in the Company’s fourth quarter financial statements. This amount is preliminary and subject to change. See “Risk Factors – Risks Relating to the Construction of the Company’s New Production Facility – The Company suffered significant impairment losses and its assets may be subject to future write-downs, charge-offs or impairment losses.”

At the time of the November 2012 plant explosion, Neptune was in the process of constructing an expansion facility for its plant. The expansion facility sustained limited damage in the explosion and the plant reconstruction has resulted in the expansion facility becoming the new base for the Company’s main production facility. As the initial intended use of the expansion facility has changed, plant modifications and additional purchases to replace equipment lost in the incident were required. As a result, the initial $21 million estimated cost of the expansion project has been revised to approximately $45 million. To date, Neptune has funded approximately $33 million of the total estimated cost through:

•	insurance recoveries (approximately $12 million received to date),

•	the loan of $12.5 million from IQ (approximately $8.5 million disbursed to date),

•	an interest free loan of $3.5 million from Canada Economic Development (approximately $3.0 million disbursed to date), and

•	certain amounts received from settlement agreements relating to intellectual property matters and working capital.

Neptune expects the remaining $12 million balance of the estimated reconstruction costs to be funded through:

•	additional insurance recoveries (of which the Company expects to receive between $3 million and $7 million),

•	subsequent disbursements under the IQ loan (of which the Company expects to receive $4 million in April 2014),

•	a subsequent disbursement under the Canada Economic Development loan (of which the Company expects to receive $500,000 when production resumes at its facility), and

•	Neptune’s working capital.

Intellectual Property Matters

Settlement Agreements

On September 26, 2013, Neptune and Acasti reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively, “Rimfrost”) resolving the then on-going claims brought by Neptune against Rimfrost at the U.S. International Trade Commission (the “ITC”) and resulting in the dismissal of all current lawsuits brought by Neptune against Rimfrost. As part of the settlement, the Company granted a world-wide, non-exclusive, royalty-bearing license to Rimfrost, allowing it to market and sell within the nutraceutical market krill products and/or products containing components extracted from krill. Rimfrost also agreed to pay Neptune an additional settlement amount for the manufacture and sale of krill products prior to the effective license commencement date, which will be applied against the price for krill oil purchased by Neptune from Rimfrost under the manufacturing and supply agreement described above.

On December 16, 2013, Neptune, Acasti and Enzymotec Ltd. and Enzymotec USA, Inc. (collectively, “Enzymotec”) entered into a settlement term sheet to resolve the on-going ITC investigation brought by Neptune, as well as to request the dismissal of all current lawsuits brought by Neptune against Enzymotyec. On December 18, 2013, Neptune announced that the administrative law judge presiding over the pending ITC investigation involving Neptune and Enzymotec granted the parties’ joint motion to stay the proceedings for 30 days, which stay was further extended until February 5, 2014, in order for the parties to enter into a definitive settlement agreement resolving all pending litigation. To date, Neptune and Enzymotec have not been able to reach a definitive settlement agreement. As a final attempt to reach a mutually satisfactory definitive agreement, Neptune and Enzymotec have agreed to participate in the ITC’s mediation program, which is expected to be completed by no later than mid-April 2014, subject to the mediator’s availability. Neptune and Enzymotec have received from the administrative law judge presiding over the pending ITC investigation an additional 60 day stay of proceedings and have rescheduled the hearing date for the ITC investigation in order to allow the parties to take part in the mediation program.

On December 17, 2013, Neptune and Acasti announced a settlement and license agreement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA, Inc. (collectively, “AKBM”) which resulted in the dismissal of all AKBM respondents from the then on-going claims brought by Neptune against AKBM at the ITC, as well as the dismissal of all current lawsuits brought by Neptune against AKBM and certain other associated companies. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to AKBM and each of their respective affiliates, allowing such licensees to market and sell its nutraceutical products. Under the terms of the settlement agreement, royalty levels are dependent on the outcome of the inter partes review proceedings requested by AKBM before the U.S. Patent and Trademark Office (the “USPTO”) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). AKBM also agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The USPTO’s decision whether to hold a ‘351 inter partes review has not been made.

Neptune expects that total income generated from royalties pursuant to the settlement agreements described above will not be a material source of income for Neptune during the fiscal year ended February 28, 2015.

Patents Update

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising PUFAs, the main bioactive ingredients in all recognized krill oils. The patent, which was granted for the Canadian market and is valid until 2022, covers novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market.

Canadian patent 2,493,888 is part of a patent family that has faced third party challenges in other jurisdictions. The corresponding European Patent (Patent No. EP1417211) was revoked by the European Patent Office due to a third party opposition. Neptune appealed the decision to revoke the patent to the European Patent Office’s Boards of Appeal and this appeal was dismissed. Neptune has petitioned the Enlarged Board of Appeal to review the Boards of Appeal’s decision. This review is currently pending. In addition, corresponding Australian Patent Application No. 2002322233 is currently in an opposition proceeding; however, Aker BioMarine AS has withdrawn its opposition. Similarly, US patent 8,278,351 is currently being challenged pursuant to ex parte re-examination proceedings before the USPTO. Additionally, an inter partes review of US patent 8,278,351 has been requested in the USPTO but the USPTO has not yet decided on institution of this proceeding.

Furthermore, all claims in U.S. patent 8,057,825 for “Krill Extracts for the Treatment of Cardiovascular Diseases” were deemed to be invalid pursuant to a third party re-examination process before the USPTO. Neptune is currently appealing this decision to USPTO’s Patent Trial and Appeal Board. Corresponding European Patent No. EP1997498 is also currently being opposed.

New Board Members

On November 5, 2013, Neptune announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors. Dr. Tuckson’s appointment increased Neptune’s Board to six members, four of whom are independent directors under applicable TSX and NASDAQ listing standards. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company.

On December 19, 2013, Neptune announced the appointment of Jerald J. Wenker as a special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on the Company’s Board of Directors at its next annual meeting of shareholders to be held in 2014. Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

On February 18, 2014, Neptune announced the appointment of John Moretz as special advisor to its Board of Directors. Mr. Moretz has also accepted the nomination for election to serve on the Company’s Board of Directors at the next annual meeting of Neptune’s shareholders to be held in 2014. Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

Acasti Pharma Inc.

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL).

COLT Trial

On August 13, 2013, Acasti announced the completion and results of its open-label Phase II COLT trial (clinical trial.gov identifier NCT01516151). The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with daily doses of both 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® per day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of -14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C (non-high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL-C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Further details on Acasti’s COLT Trial are available in Acasti’s prospectus dated October 25, 2013, which can be accessed online at www.sedar.com, under the heading “Acasti’s Business – Clinical and Nonclinical Research – Clinical – COLT Trial”.

TRIFECTA Trial

Acasti’s TRIFECTA trial (clinical trial.gov identifier NCT01455844), a 12-week, randomized, double-blind, placebo-controlled study, is designed to assess the effect of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 366 patients have been randomized over the 429 planned protocol (342 evaluable patients).

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data. The TRIFECTA trial is ongoing and Acasti expects results to be available during the first half of 2014.

PK Trial

On November 11, 2013, Acasti announced that it submitted an investigational new drug application to the FDA to initiate a PK (pharmacokinetic) trial of CaPre® in the United States. The proposed PK trial is an open-

label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®. Acasti expects that the duration of the PK trial would likely be over a 30-day period and involve the enrollment of approximately 42 healthy subjects.

On January 9, 2014, Acasti announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. Acasti expects results of its PK trial to be available by mid to late 2014.

Public Offering and Private Placement of Units of Acasti

On December 3, 2013, Acasti completed an underwritten public offering of 18,400,000 units of Acasti at a price of US$1.25 per unit for total gross proceeds of approximately US$23,000,000, each unit consisting of one Class A share (“Acasti Common Share”) and one Acasti Common Share purchase warrant of Acasti. Each warrant entitles the holder to purchase one Acasti Common Share at an exercise price of US$1.50 per share, subject to adjustment, at any time until December 3, 2018. Neptune acquired US$741,000 of units in the offering. Acasti intends to use the proceeds from the offering to continue the clinical trial program for CaPre®, including for the initiation and completion of a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL). The phase III clinical trial is expected to take at least 18 to 24 months.

On February 7, 2014, Acasti announced the closing of a private placement in Québec of units of Acasti at a price of $1.33 per unit for total gross proceeds of $2,150,000, each unit consisting of one Class A Common Share of Acasti and one Acasti Common Share purchase warrant. Each warrant entitles the holder to purchase one Acasti Common Share at an exercise price of $1.60 per share, subject to adjustment, at any time until December 3, 2018. The terms of the units issued under the private placement are substantially the same as those of the units issued under the public offering described in the above paragraph. Acasti intends to use the proceeds from the private placement for general corporate and working capital purposes.

Following the offerings, Neptune owns 51,942,183 Acasti Common Shares, which currently represents approximately 49.07% of the Acasti Common Shares issued and outstanding. Neptune does not expect to provide material capital to Acasti in the short term.

NeuroBioPharm Inc.

NeuroBio is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients (“APIs”) for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized. Neptune intends to allocate a portion of the proceeds from the Offering to support NeuroBio in the development and validation of its product candidates. See “Use of Proceeds”.

The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s production facility. The preclinical and clinical studies that were planned to start in late 2012 and early 2013 were postponed. Preclinical studies that were in progress, however, were not interrupted. NeuroBio is dependent on the support of Neptune as its controlling shareholder.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidant esters. NeuroBio’s potential medical food and over the counter drug product portfolio consists of MPL VI, MPL VII, MPL VIII. NeuroBio’s potential prescription drug candidate is MPL IX. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized. See “Business of the Company – Regulatory Environment” in the accompanying Prospectus.

NeuroBio is currently preparing a randomized placebo-controlled double-blind study to evaluate the effect of MPLIX on Mild Cognitive Impairment (“MCI”) in an elderly population between the ages of 65 and 80 years old. This phase II study will help establish the sensitivity and precision of the assessment tools, determine the effect of the product candidate on cognitive functions, depression, anxiety and quality of life in a MCI population, and will examine the placebo effect. In addition, the data collected will be used to determine the appropriate statistical parameters to design a pivotal clinical study.

NeuroBio also intends to conduct a prospective study in children, between the ages of 6 and 15 years old, with attention-deficit hyperactivity disorder (“ADHD”) symptoms. This prospective study aims to determine the benefits of MPLIX as an add-on to ADHD pharmacotherapy as compared to a stand-alone Omega-3 phospholipids therapy and the possibility of decreasing the side effects related to the ADHD pharmacotherapy.

NeuroBio also expects to continue its nonclinical studies investigating the potential therapeutic effects of its product candidates, including non-clinical toxicology studies to assess the safety of its product candidates.

Approvals of applicable regulatory authorities, including the Natural Health Products Directorate (Canada), are required before the studies of NeuroBio may begin. See “Business of the Company – Regulatory Environment” in the accompanying Prospectus.

SUMMARY OF THE OFFERING

Issuer:	Neptune Technologies & Bioressources Inc.

Offering:	US$— aggregate amount of Common Shares.

Offering Price:	US$— per Common Share.

Common Shares offered by Neptune:	— Common Shares.

Over-Allotment Option:	The Company has granted to the Underwriters an option to purchase up to — additional Common Shares to cover over-allotments, if any, and for market stabilization purposes. The Underwriters may exercise the Over-Allotment Option at any time within 30 days from the date of the Closing Date.

Closing Date:	On or about —, 2014.

Common Shares to be outstanding immediately after this Offering:	— Common Shares (— Common Shares if the Over-Allotment Option is exercised in full).

Use of Proceeds:	Neptune estimates that the net proceeds from the Offering will be approximately US$—, after deducting the Underwriters’ commission of US$— and the Company’s estimated expenses of the Offering, which are estimated to be US$— (including the reimbursement to the Underwriters for expenses related to the Offering up to $—). If the Over-Allotment Option is exercised in full, the net proceeds will be approximately US$— after deducting the Underwriters’ commission and the Company’s estimated expenses of the Offering. See “Plan of Distribution”.

Neptune intends to allocate the net proceeds from the Offering as follows: (i) for sales, marketing and distribution of its krill oil products, (ii) to support NeuroBio in the development and validation of its product candidates, (iii) to finance the start-up and ramp-up of the new production facility, (iv) to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties, and (v) any remaining proceeds for general corporate and other working capital purposes. See “Use of Proceeds”.

TSX symbol:	The Common Shares are listed on the TSX under the symbol “NTB”.

NASDAQ symbol:	The Common Shares are listed on the NASDAQ under the symbol “NEPT”.

Risk Factors:	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-17 of this Prospectus Supplement and page 21 of the accompanying Prospectus before investing in the Common Shares.

Unless specifically stated otherwise, the information in this Prospectus Supplement:

•	is based on the assumption that the Underwriters will not exercise the option to purchase additional Common Shares under the Over-Allotment Option;

•	excludes 8,150,418 Common Shares reserved for issuance upon the exercise of options outstanding as of February 26, 2014;

•	excludes 1,750,002 Common Shares reserved for issuance upon the exercise of warrants outstanding as of February 26, 2014; and

•	excludes 740,668 restricted share units issued pursuant to the Company’s equity incentive plan as of February 26, 2014.

RISK FACTORS

An investment in the Common Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein before investing in the Common Shares. Prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying Prospectus, in the Company’s annual information form for the year ended February 28, 2013 (which is incorporated by reference herein) and the factors set out below in evaluating Neptune and its business before making an investment in the Common Shares. If any of such risk factors actually occurs, the Company’s business, financial condition, liquidity, results of operations and prospects could be materially harmed. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, financial condition, liquidity, results of operations and prospects.

Risks Relating to the Construction of the Company’s New Production Facility

Neptune’s future prospects are heavily dependent on the timely and successful reconstruction of its production plant.

On November 8, 2012, an explosion and fire destroyed Neptune’s krill oil production plant located in Sherbrooke, Québec, Canada. Currently, Neptune anticipates that the reconstruction of its new production facility will be completed by approximately late March 2014. Since the destruction of its plant and pending the commencement of production and successful ramp-up of the new production facility, Neptune has not commercialized its leading products, NKO® and EKO™, and has met customer demand on an interim basis by sourcing and supplying commodity grade krill oil at significantly lower profit margins than the profit margins for NKO® and EKO™. As such, the start-up of Neptune’s new production facility and the resumption of the production of NKO®, in particular, is a key component to the success of Neptune’s future operations and financial performance. There are, however, a number of risks that may delay, prevent and/or increase the cost of the completion and start-up of the new production facility and the resumption of production:

•	Neptune may encounter delays, unforeseen challenges or cost overruns in obtaining the last remaining pieces of needed equipment or the installation of equipment

•

Neptune requires permits from applicable worker safety, fire safety and environmental authorities in order to commence operations at the new production facility and these permits may be withheld, or delayed, or only provided on terms that are not favorable to Neptune; and

•	upon start-up and during the ramp-up period, the new plant may not operate as anticipated and Neptune may not be able to produce its krill oil products at its target specifications or volume levels.

Additionally, following the reconstruction of the new production facility, the Company will again rely on a single manufacturing, processing and packaging facility for the production of the Company’s krill oil products. Accordingly, Neptune will be highly dependent on the uninterrupted and efficient operation of the new production facility, and any disruption to the operations of the new production facility, as a result of equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, would materially adversely affect the business, financial condition or results of operations of the Company.

The Company requires certain permits to resume its production and the receipt of such permits could be delayed, denied or subject to conditions that could result in additional costs and delays.

Neptune is required to obtain the following three operating permits before production can resume at its new production facility:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the MEQ relating to environmental matters relating to the new production facility’s operations;

•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST relating to safety in the workplace requirements; and

•

the authorization of Neptune’s Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service relating to the new production facility’s fire safety and emergency evacuation plan and on-site fire security equipment.

Neptune is currently working closely with the MEQ, CSST and City of Sherbrooke Fire and Rescue Service to obtain the operating permits. While Neptune currently expects the required permits to be issued in time for its target resumption of production by approximately late March 2014, it is possible that the issuance of these permits could be delayed, denied or subject to additional conditions that require Neptune to make modifications to its new production facility or otherwise put procedures in place that result in a delay and increased cost of the resumption of its operations. Any further delay in the operation of the production facility would likely have a material adverse effect on Neptune’s business, financial condition and results of operations.

After completion of the construction of its production plant, Neptune may not be able to maintain its operations and research and development without additional funding.

Neptune estimates that the cost of rebuilding its production plant will total approximately $45 million. The construction of the Company’s new production facility has been financed through a combination of insurance proceeds, loans from IQ and Canada Economic Development, royalty payments from settlement agreements and working capital.

The sale by the Company of commodity grade krill oil during the reconstruction period has generated significantly lower profit margins than the sale of NKO® and EKO™ and Neptune is currently incurring an operating loss. As of January 31, 2014, Neptune had approximately $5.5 million of cash and currently has a monthly negative cash flow from operations. As a result, Neptune will require substantial additional funds in addition to the intended use of a portion of the proceeds of this offering, following the ramp-up phase of production at its new production facility and for further research and development, clinical testing, regulatory approval and commercialization of its products and product candidates. The Company may seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms or at all to enable Neptune to recommence production and continue and complete the research and development of the Company’s product candidates and their successful commercialization. Should the Company fail to obtain the necessary capital, it may be unable to resume production or may be required to delay, reduce or eliminate one or more of its various research and development programs or seek financial support from one of its strategic partners or from third-parties who may require that the Company waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Company. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on Neptune’s business, financial condition and results of operations.

The Company may not recover all of the insurance proceeds it has claimed.

Neptune maintains insurance coverage to help protect it against, among other things, property damage, business interruption and general liabilities. After the November 2012 plant explosion, Neptune submitted recovery claims to its insurers and currently anticipates total compensation of between $15 million to $19 million, of which the Company has received $12 million in recovered proceeds to date. While Neptune expects up to an additional $7.0 million in insurance proceeds, the Company’s insurers may dispute coverage. There can be no assurance that the remaining additional insurance proceeds will be received. Additionally, premiums payable for insurance coverage of the new production facility may be significantly higher than coverage of the facility prior to the November 2012 incident.

The Company may be subject to other claims against it relating to the plant explosion.

The Company is currently subject to the statement of offense that it received on November 5, 2013 from the CSST alleging violations of workplace safety regulations and seeking a fine of approximately $64,500 and the November 16, 2012 notice from the MEQ alleging non-compliance by Neptune with environmental regulations and permits relating to its equipment specifications and plant production capacity, each relating to the November 2012 production facility explosion. In addition, Neptune does not know the contents of the forthcoming spring 2014 CSST incident investigation report and whether that report will result in additional administrative proceedings or criminal, civil or other legal actions against Neptune. Further, the CSST report, may result in negative publicity and media coverage for the Company in connection with the incident. Negative publicity about Neptune may have an adverse impact on the Company’s reputation with its customers and the morale of its employees.

In addition to any proceedings that could result from the CSST report, Neptune could also become subject to other civil, penal, criminal or administrative proceedings related to the incident, and if any damages or other remedial measures are imposed against Neptune pursuant to such proceedings they could be significant and have a material adverse effect on the business, results and financial condition of the Company. Addressing any negative publicity and any resulting litigation may distract management, increase costs and divert resources, which could also have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Company’s Business

The Company may not be able to fully restore and grow its customer base.

Since the destruction of its production facility in November 2012, Neptune has not produced and commercialized its lead products, NKO® and EKO™. During that time, the Company has sought to preserve its customer base by sourcing and supplying commodity grade krill oil. Also during that time, competition in Neptune’s industry has continued to intensify. As a result, Neptune has experienced the loss of a portion of its pre-incident customer base. Even if Neptune recommences the production of its higher margin NKO® and EKO™, not all of its current and former customers may restore their demand for those products and Neptune might not be able to find new customers for NKO® and EKO™.

Neptune may be unable to restore its customer base to levels prior to the loss of its production facility or thereafter to increase its customer base to expected levels prior to the incident. Prior to the destruction of its production facility, Neptune was producing approximately 150,000 kilograms of krill oil annually, which was the Company’s maximum annual production capacity. While the new production facility, once complete, is expected to accommodate the production of approximately 150,000 kilograms of krill oil products annually, Neptune’s ability to supply krill oil products to its customer base in excess of this expected amount will require the expansion of Neptune’s production capacity and/or the entering into of third-party manufacturing or supply arrangements. There is no assurance that Neptune will be able to obtain accomplish either. The inability to restore and grow its customer base could have a material adverse effect on Neptune’s business and results of operations.

The Company derives its revenue from a limited number of distributors and has a significant concentration of its accounts receivable.

During the nine-month period ended November 30, 2013, the Company realized sales from the neutraceutical segment totaling $9,074,060 from three distributors, representing 22.4%, 21.1% and 13.7% of the Company’s consolidated sales, respectively. As at November 30, 2013, three distributors represented 75% of total trade accounts receivable of the Company, with the largest amount to one distributer representing 47% of total trade accounts receivable. The percentage aging of trade receivable balances as of November 30, 2013 is 41.1% current, 3.4% past due 0 – 30 days, 4% past due 31-120 days, 7.1% past due 121-180 days, and 44.4% past due more than 180 days. Adverse changes in a customer’s financial position could cause the Company to assume more credit risk relating to that customer’s future purchases or result in uncollectable accounts receivable from that customer. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with the Company’s principal distributors, including non-payment of amounts owing from a distributer, could have a material adverse effect on the Company’s business, consolidated results of operations, financial condition and cash flows.

The Company suffered significant impairment losses and its assets may be subject to future write-downs, charge-offs or impairment losses.

The Company suffered impairment losses and costs related to the plant explosion in November 2012 amounting to approximately $10.1 million, which was recorded in the third and fourth quarters of fiscal year 2013. During fiscal year 2014, management reevaluated certain of its estimates based on information that became available. An additional impairment loss related to property, plant and equipment of approximately $1.0 million was identified during the ongoing process of the Company’s reconstruction plans, related financing and insurance recoveries. This loss will be recorded in the fourth quarter of fiscal 2014. Management will continue to assess the value of its assets on an ongoing basis and may conclude additional impairment losses are required. Any increase in the Company’s previously assessed charge-offs, write-downs or impairment losses or any new impairment losses may have a material adverse effect on Neptune’s financial condition and results of operations.

Neptune could lose its control of Acasti.

Neptune currently owns 49.07% of Acasti’s outstanding common shares, four members of Neptune’s Board of Directors are also members of Acasti’s Board of Directors, and Neptune’s Chief Executive Officer, Henri Harland, is also the Chief Executive Officer of Acasti. As a result, Neptune exercises control over Acasti. However, if all outstanding warrants, call options and restrictive share units of Acasti were to be exercised, Neptune’s ownership interest in Acasti’s common shares would fall to 34.33%. If Neptune’s ownership of Acasti’s common shares declines, Neptune may lose its ability to elect members of its Board of Directors to Acasti’s Board of Directors and to otherwise exercise control over Acasti. A loss of Neptune’s control over Acasti, could, among other things result in:

•	investors and analysts placing a different, and possibly lower, value on the Common Shares to reflect a lower degree of exposure by Neptune to Acasti’s krill oil-based pharmaceutical business;

•	Acasti making decisions in connection with the development and commercialization of Acasti’s products with less or no involvement and approval from Neptune; and

•

a different presentation of Neptune’s financial statements as it relates to Acasti, including assets and any future revenues generated by Acasti would not be directly included in Neptune’s consolidated financial statements.

Neptune does not expect to provide material capital to Acasti in the short term and therefore, its ownership interest in Acasti may continue to decline.

Risks Relating to the Offering

The price of the Common Shares may fluctuate.

Market prices for securities in general, and that of pharmaceutical and nutraceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, exclusive rights obtained by the Company or others, results of pre-clinical and clinical studies by the Company or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products and dietary supplements, future sales of securities by the Company or its shareholders and many other factors could have considerable effects on the price of the Company’s securities. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

The Company may allocate the net proceeds from this Offering in ways that shareholders may not approve.

The Company currently intends to use the proceeds from this Offering as described under “Use of Proceeds”. Because of the number and variability of factors that will determine the Company’s use of the proceeds from this Offering, its ultimate use may vary substantially from the use disclosed in this Prospectus Supplement. As such, management will have broad discretion in the application of the net proceeds from this Offering and could spend the proceeds in ways that ultimately do not improve the Company’s operating results or enhance the value of its common shares. For a further description of the Company’s intended use of the proceeds of this Offering, see “Use of Proceeds”.

You will experience immediate and substantial dilution in the shares that you purchase in this Offering because the per share price in this Offering is substantially higher than the net tangible book value of outstanding Common Shares.

If you purchase Common Shares in this Offering, you will pay more for your shares than the net tangible book value of outstanding Common Shares. As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares. The Company has previously granted options to certain officers, directors, consultants and other employees to acquire Common Shares at prices significantly below the Offering Price. To the extent these outstanding options are exercised in the future, you will incur further dilution. See “Description of the Share Capital”.

The Company does not currently intend to pay any cash dividends on its Common Shares in the foreseeable future.

The Company has never paid any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of cash dividends will depend on factors such as cash on hand, achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. See “Dividend Policy”.

The Company does not expect that it will be a passive foreign investment company, or PFIC, for the current taxable, but PFIC classification is fundamentally factual in nature, determined annually and subject to change.

Based on the projected composition of its income and assets, the Company does not expect that it will be a PFIC for the current taxable year ending February 28, 2014. However, whether the Company is a PFIC depends on complex U.S. federal income tax rules whose application to the Company is uncertain, and, since the PFIC status of the Company will depend upon the composition of its income and assets and the fair market value of its assets from time to time and generally cannot be determined until the end of a taxable year, there can be no assurance that the Company will not be a PFIC for the current or subsequent taxable years. If the Company is a PFIC or if it were to become a PFIC in future taxable years while a U.S. Holder (as defined below under the heading “Certain Income Tax Considerations – United States Federal Income Tax Considerations”) holds Common Shares, such U.S. Holder would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of Common Shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by the Company and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. Holders. For a more detailed discussion of the consequences of the Company being classified as a PFIC, including discussion of certain elections that (if available) could mitigate some of the adverse consequences described above, see below under the heading “Certain Income Tax Considerations – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Each U.S. purchaser is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the Common Shares as may be applicable to their particular circumstances.

DIVIDEND POLICY

The Company has not declared or paid any cash dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

The following paragraphs explain the number of equity instruments outstanding as of February 26, 2014 and the material changes in the share and loan capital of the Company since November 30, 2013 to the date of this Prospectus Supplement.

As of February 26, 2014, the total number of common shares issued by the Company and outstanding is 61,814,975 and there are also 1,750,002 Neptune warrants, 8,150,418 Neptune options and 740,668 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Company.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Company issuing common shares from treasury. Neptune has issued 7,108,750 Acasti call-options and 3,975,000 NeuroBio call-options on shares it owns of the respective subsidiary outstanding as at the same date, exercisable into one Class A share of the respective subsidiary. In addition, Acasti has 20,766,542 warrants (including 592,500 warrants owned by the Company), 4,916,000 options and 775,751 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Further, NeuroBio has 17,497,821 warrants (including 4,208,329 warrants owned by the Company), 485,000 options, 585,251 share bonus awards outstanding at this date. Each warrant, option and share bonus award is exercisable into one Class A share to be issued from treasury of NeuroBio.

On December 3, 2013, Acasti closed a public offering of 18,400,000 units, consisting of one Class A share and one Common Share purchase warrant, of which Neptune acquired 592,500 units for gross process of US$23,000,000. Further, on February 7, 2014, Acasti closed a private placement of 1,616,542 units for gross proceeds of $2,150,000. See “Recent Developments – Acasti Pharma Inc. – Public Offering and Private Placement of Units of Acasti”. The warrants issued in the public offering are a derivative liability for accounting purposes and resulted in an increase of $11.5 million in Neptune’s loan capital at the date of issuance of December 3, 2013. The difference between the net proceeds and the derivative liability increases the equity of the Company. After analyzing the impact of these transactions on its consolidated financial statements, management has concluded that Neptune retains control of its subsidiary Acasti for accounting purposes, and therefore continues to consolidate Acasti in its consolidated financial statements.

Subsequent to November 30, 2013, Neptune has received approximately $8,000,000 of secured financing from IQ and issued 750,000 common share purchase warrants to IQ which will vest on a prorata basis according to the amount disbursed by IQ on each disbursement date. See “Recent Developments – New Production Facility Reconstruction and Operations – Financing of the New Production Facility Reconstruction and Insurance Proceeds”.

If all warrants, options, call-options and restrictive share units of Acasti and all warrants, options, call-options and share bonus awards of NeuroBio were exercised, Neptune would own 34.33% and 73.79% of Acasti and NeuroBio, respectively.

The following table sets forth the common and preferred shares of the Company at November 30, 2013 (i) before giving effect to this Offering, and (ii) on a pro forma basis after giving effect to this Offering. The table should be read in conjunction with Neptune’s unaudited consolidated interim financial statements as at November 30, 2013 and for the three-month and nine-month periods ended November 30, 2013 and 2012 and with the management’s discussion and analysis thereon, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

		As at November 30, 2013(1)		As at November 30, 2013 after giving effect to this Offering(1)(2)
	Authorized	Outstanding	Book value in dollars	Outstanding	Book value in dollars(3)(4)
Common Shares	Unlimited	61,204,737	$86,482,004	—	$—
Preferred Shares	Unlimited	nil	nil	nil	nil

Notes:

(1)	Excluded from the amounts outstanding and as at February 26, 2014, are a total of 1,750,002 Neptune warrants, 8,150,418 Neptune options, 740,668 Neptune restrictive share units, 7,108,750 Acasti call-options and 3,975,000 NeuroBio call-options. Also excluded are Acasti’s instruments of 20,766,542 warrants (including 592,500 warrants owned by the Company), 4,916,000 options and 775,751 restrictive share units and NeuroBio’s instruments of 17,497,821 warrants (including 4,208,329 warrants owned by the Company), 485,000 options, 585,251 share bonus awards.
(2)	Without giving effect to the exercise of the Over-Allotment Option.
(3)	After deducting the Underwriters’ commission of US$— and the Company’s expenses of the Offering, which are estimated to be US$— (including the reimbursement to the Underwriters for expenses related to the Offering up to $—).
(4)	After converting the gross proceeds of the Offering of US$—, the Underwriters’ commission of US$— and the estimated Company’s expenses of the Offering of US$— (including the reimbursement to the Underwriters for expenses related to the Offering up to $—) into Canadian dollars at the exchange rate of US$1 = CDN$1.1128, which was the closing exchange rate for the Canadian dollar, expressed in United States dollars, on February 26, 2014 as quoted by the Bank of Canada.

USE OF PROCEEDS

Neptune estimates that the net proceeds from the Offering will be approximately US$—, after deducting the Underwriters’ commission of US$— and the Company’s expenses of the Offering (including the reimbursement to the Underwriters for expenses related to the Offering up to $—), which are estimated to be US$—. If the Over-Allotment Option is exercised in full, the net proceeds will be approximately US$— after deducting the Underwriters’ commission and estimated Company’s expenses of the Offering. See “Plan of Distribution”.

Neptune intends to allocate the net proceeds from the Offering as follows (i) approximately US$— for sales, marketing and distribution of its krill oil products, (ii) approximately US$— to support NeuroBio in the development and validation of its product candidates, (iii) approximately US$— to finance the start-up and ramp-up of the new production facility, (iv) approximately US$— to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties, and (v) the balance for general corporate and other working capital purposes.

Neptune intends to use the net proceeds as outlined above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Pending the application of the net proceeds, Neptune intends to invest the net proceeds in investment-grade, short term, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As at February 26 2014, there were a total of (i) 61,814,975 Common Shares and no Preferred Shares issued and outstanding, (ii) 1,750,002 warrants to purchase Common Shares issued and outstanding, (iii) 8,150,418 options to purchase Common Shares issued and outstanding, and (iv) 740,668 restricted shares units issued and outstanding. For the number of Common Shares expected to be outstanding upon completion of the Offering, see “Summary of the Offering”.

DESCRIPTION OF THE COMMON SHARES

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Share as to dividends, the holders of Common Shares are entitled to receive dividends if and as declared by the board of directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Share regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on (i) the TSX under the symbol “NTB”, and (ii) the NASDAQ under the symbol “NEPT”. The price ranges and trading volume of the Common Shares for the twelve-month period before the date of this Prospectus Supplement on the TSX and the NASDAQ was as follows:

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume (daily average)	High	Low	Volume (daily average)
February 2014 (until February 26)	3.65	3.30	26,287	3.47	2.90	155,230
January 2014	4.00	3.02	60,220	3.61	2.85	203,475
December 2013	3.45	2.61	34,421	3.24	2.44	173,061
November 2013	3.29	2.49	32,854	3.15	2.36	142,798
October 2013	4.08	3.10	58,121	3.96	2.97	239,710
September 2013	3.75	3.18	30,427	3.59	3.01	144,262
August 2013	4.35	3.07	49,328	4.21	2.94	284,788
July 2013	4.34	3.00	80,501	4.24	3.08	296,332
June 2013	3.45	2.90	38,206	3.30	2.80	178,913
May 2013	3.20	2.58	109,587	3.13	2.48	283,848
April 2013	2.75	2.34	26,676	2.70	2.33	218,145
March 2013	2.76	2.42	23,343	2.70	2.37	248,211
February 2013	2.84	2.46	28,577	2.85	2.40	203,534

PRIOR SALES

In the 12 months preceding the date hereof, Neptune issued the following Common Shares and granted the following Common Share purchase warrants, stock options and restricted shares units under Neptune’s stock option plan:

Date of Issuance	Number of Common Shares Issued	Issue Price per Common Share
March 4, 2013	10,000	$1.50
April 11, 2013	20,000	$1.50
May 22, 2013	10,000	$1.50
June 18, 2013	13,500	$1.50
June 25, 2013	15,000	$1.50
July 2, 2013	90,000	$1.50
July 3, 2013	25,000	$1.50
July 4, 2013	440,000	$1.50
July 16, 2013	52,000	$1.50
July 19, 2013	18,000	$1.50
July 19, 2013	10,000	$2.50
July 25, 2013	25,000	$2.25
July 25, 2013	37,500	$4.14
July 26, 2013	10,000	$2.50
July 29, 2013	11,250	$2.70
July 31, 2013	3,000	$2.50
August 4, 2013	75,389	$2.79
August 13, 2013	20,000	$2.50
August 13, 2013	37,500	$3.77
September 4, 2013	3,000	$2.50
September 17, 2013	4,750	$2.50
September 30, 2013	4,750	$2.50

Date of Issuance	Number of Common Shares Issued	Issue Price per Common Share
October 1, 2013	78,973	$3.69
October 3, 2013	10,000	$2.50
October 9, 2013	25,000	$2.90
October 10, 2013	4,500	$2.50
October 15, 2013	40,895	$3.53
October 17, 2013	30,000	$2.50
December 20, 2013	79,906	$2.99
January 13, 2014	4,000	$2.50
January 15, 2014	350,332	$3.54
January 29, 2014	55,000	$2.50
January 31, 2014	16,000	$2.50
February 3, 2014	5,000	$2.50
February 20, 2014	23,000	$2.50
February 21, 2014	77,000	$2.50

Date of Grant	Number of Common Shares Purchase Warrants Granted	Exercise Price per Warrant
December 12, 2013	750,000	$3.17

Date of Grant	Number of Stock Options Granted	Exercise Price per Stock Option
March 6, 2013	50,000	$2.75
April 3, 2013	505,000	US$2.50
April 5, 2013	100,000	$2.50
April 29, 2013	10,000	$2.90
May 1, 2013	20,000	$2.90
June 3, 2013	25,000	$3.10
October 1, 2013	25,000	$3.50
October 21, 2013	55,000	$3.50
November 5, 2013	25,000	$3.50
December 16, 2013	5,000	$3.50
December 16, 2013	600,000	US$3.00
December 19, 2013	142,500	$3.50
January 20, 2014	40,000	$3.75
February 18, 2014	10,000	US$3.00

Date of Grant	Number of Restricted Shares Units Granted	Market Price of Restricted Shares Units
June 21, 2013	1,191,000	$3.32

REGISTRATION AND TRANSFER

In the case of book-entry-only securities, the Common Shares may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository for its participants. The Common Shares must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Common Shares. The interests of such holders of Common Shares will be represented by entries in the records maintained by the participants. Holders of Common Shares issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Common Shares are purchased in accordance with the practices and procedures of that participant.

ENFORCEABILITY OF CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Québec). A majority of the directors and officers of Neptune, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and substantially all of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts of Neptune who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws may, subject to certain limitations, be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Neptune has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing the Company’s registration statement on Form F-10, Neptune made an appointment of agent for service of process on Form F-X. Under the Form F-X, Neptune appointed CT Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Neptune in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus Supplement and the accompanying Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”) generally applicable to a purchaser who acquires beneficial ownership of Common Shares pursuant to the Offering. This summary only applies to a purchaser who, for the purposes of the Tax Act, at all relevant times: (i) deals at arm’s length and is not affiliated with the Company; and (ii) holds the Common Shares as capital property (a “Holder”). Common Shares will generally be considered to be capital property to a Holder unless they are acquired or held in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act; and (ii) an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in law or the administrative policy or assessing practice of the CRA, whether by legislative, administrative or judicial action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada which may differ from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be determined in

Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act the effect of which may be to deem any Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose Common Shares might not otherwise be considered capital property should consult their own tax advisors concerning this election.

This section of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions; (ii) that is a “specified financial institution”; (iii) that reports its “Canadian tax results” in a currency other than Canadian currency; (iv) an interest in which is a “tax shelter investment”; (v) that has entered or will enter into a “synthetic disposition arrangement” or “derivative forward agreement”; or (vi) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the provisions of the Tax Act. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes of or is deemed to have disposed of a Common Share (other than to the Company) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, are greater (or are less) than the total of the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property immediately before the time of acquisition.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one- half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, partnership or trust is a member or a beneficiary.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition or deemed disposition of Common Shares.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Common Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided that the Common Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NASDAQ), the Common Shares will not be taxable Canadian property to a Non-Resident Shareholder unless (i) at any time during the 60-month period that ends at the time of the disposition or deemed disposition of the Common Shares, the Non-Resident Holder, persons with whom the

Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) at such time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, or interests in, or, for civil law, rights in, any of the foregoing property, whether or not the property exists. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Common Shares acquired pursuant to this Prospectus Supplement that hold such Common Shares as capital assets.

This summary provides only general information and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from or relating to the acquisition, ownership, and disposition of the Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of the Company’s voting securities; and (j) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of the Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate, state, local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company (“PFIC”) rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the Common Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion at “Disposition of Common Shares” below).

The Company does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with such information. U.S. Holders should consult their own tax advisors regarding whether distributions from the Company should be treated as dividends for U.S. federal income tax purposes. Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, the Company generally will be a “qualified foreign corporation” (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if the Company satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the Company pays the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

The amount of a distribution paid in Canadian dollars will be equal to the U.S. dollar value of such currency on the date of receipt. If any Canadian dollars received with respect to the Common Shares are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Any gain or loss generally will be treated as ordinary income or loss and generally will be from sources within the U.S. for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Disposition of Common Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of such sale or disposition and (b) such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of Common Shares in exchange for Canadian dollars. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Dividends paid on Common Shares generally will constitute income from sources outside the United States. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances.

Passive Foreign Investment Company Rules

Special, generally unfavorable, rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether it is a PFIC, the Company will be required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Based on the composition of its income and assets, the Company believes that it was not a PFIC for the taxable year ended February 28, 2013, and, based on the projected composition of its income and assets, the Company does not expect that it will be a PFIC for the current taxable year ending February 28, 2014. However, whether the Company is a PFIC depends on complex U.S. federal income tax rules whose application to the Company is uncertain. Further, since the PFIC status of the Company will depend upon the composition of its income and assets and the fair market value of its assets from time to time (including whether the Company owns, directly or indirectly, at least 25% by value, of the stock of any subsidiary) and generally cannot be determined until the end of a taxable year, there can be no assurance that the Company will not be a PFIC for the current taxable year. In addition, the Company cannot predict whether the composition of its income and assets (including income and assets held indirectly) or the fair market value of its assets from time to time may result in it being treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that the Company will not become a PFIC in subsequent taxable years.

Generally, if the Company is or has been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, any “excess distribution” with respect to the Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter.

Generally, if the Company is treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph.

Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder’s holding period in which the Company is treated as a PFIC.

If the Company were to be treated as a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

Each U.S. Holder should consult its own tax advisor regarding the status of the Company as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if the Company were a PFIC, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting; Backup Withholding

Generally, information reporting and backup withholding will apply to distributions on the Common Shares and the payment of proceeds from the sale or other taxable disposition of the Common Shares unless (i) the U.S. Holder is a corporation or other exempt entity, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld generally will be creditable against a U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability provided the required information is provided to the IRS in a timely manner.

In addition, certain categories of U.S. Holders must file IRS Form 8938 with respect to certain “specified foreign financial assets” (such as the Common Shares) with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold). Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to it.

Medicare Contribution Tax

U.S. Holders that are individuals, estates or certain trusts generally will be subject to a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions. Each U.S. Holder should consult its own tax advisor regarding possible application of this additional tax to income earned in connection with an investment in the Common Shares.

PLAN OF DISTRIBUTION

General

Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom the Joint Book-Running Managers are acting as representatives, have severally (and not jointly nor jointly and severally) agreed to purchase, and the Company has agreed to sell to them, the number of Common Shares indicated in the following table at the Offering Price, payable in cash to the Company against delivery of such Common Shares on the Closing Date:

Underwriter	Number of Common Shares
Roth Capital Partners LLC	—
Euro Pacific Canada Inc.	—
National Securities Corporation	—
Total	—

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Common Shares included in this Offering may be terminated upon the occurrence of certain stated events. The Underwriters are obligated to purchase all the Common Shares (other than those covered by the Over-Allotment Option described below), subject to prior sale, if, as and when issued to and accepted by them, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement.

The Offering is being made concurrently in the United States and in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No Common Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The U.S. Underwriters are not registered as dealers in any Canadian jurisdiction and, accordingly, will sell Common Shares only in the United States and will not, directly or indirectly, solicit offers to purchase or sell Common Shares in Canada.

The Canadian Underwriter is offering the Common Shares for sale only in Canada.

The Offering Price of the Common Shares for all investors will be payable in United States dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Company by the Underwriters in United States dollars.

The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites or through other online services maintained by one or more of the Underwriters or by their respective affiliates. Other than the Prospectus in electronic format, the information on any Underwriter’s website and any information contained in any other website maintained by any underwriter or its affiliates is not part of the Prospectus or registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by the Company or the Underwriters and should not be relied upon by investors.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time until 30 days from the date of the Closing Date, to purchase up to — additional Common Shares at the Offering Price less the Underwriters’ commission. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, and for market stabilization purposes in connection with this Offering. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of additional Common Shares proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchasers.

Underwriters’ Commission

The Company has agreed to pay a cash fee to the Underwriters in the amount equal to —% (US$— per Common Share sold) of the gross proceeds of the sale of the Common Shares, including gross proceeds realized on the sale of Common Shares issuable upon exercise of the Over-Allotment Option, if any, but excluding therefrom proceeds from the sale of Common Shares sold to certain purchasers on the President’s List, for which the Underwriters will be paid a commission equal to —% (US$— per Common Share sold) of the gross proceeds of such sales. The Underwriters propose to offer the Common Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company.

Price Stabilization and Short Positions

Canadian Stabilization

Pursuant to policy statements of certain Canadian securities regulators, the Canadian Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including: (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

U.S. Stabilization

In connection with this offering, the U.S. Underwriters may engage in stabilizing transactions, overallotment transactions, syndicate-covering transactions and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase a security so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the security while the offering is in progress.

Overallotment transactions involve sales by the U.S. Underwriters of securities in excess of the securities the U.S. Underwriters is obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the amount of securities over-allotted by the U.S. Underwriters is not greater than the amount of securities that it may purchase in the overallotment option. In a naked short position, the amount of securities involved is greater than the amount of securities in the overallotment option. The U.S. Underwriters may close out any short position by exercising its overallotment option and/or purchasing the securities in the open market.

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the U.S. Underwriters will consider, among other things, the price of the securities available for purchase in the open market as compared with the price at which it may purchase these securities through exercise of the overallotment option. If the U.S. Underwriters sell more securities than could be covered by exercise of the overallotment option and, therefore, has a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the U.S. Underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market prices of Neptune’s Common Shares or preventing or retarding a decline in the market prices of Neptune’s Common Shares.

If the U.S. Underwriters create a short position in the Common Shares in connection with the Offering, the U.S. Underwriters may reduce that short position by purchasing Common Shares in the open market. Purchases of Common Shares to stabilize the price may cause the price of the Common Shares to be higher than it might be in the absence of such purchases.

Neither the Company nor the U.S. Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the U.S. Underwriters make any representation that the U.S. Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.S. Passive Market Making

In connection with this Offering, U.S. Underwriters and any U.S. selling group members may engage in passive market making transactions in Neptune’s Common Shares on The NASDAQ Stock Market in accordance with Rule 103 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), during a period before the commencement of offers or sales of Common Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock Up Arrangements

Pursuant to the Underwriting Agreement, the Company has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue, or file any registration statement or prospectus relating to the offer and sale of, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following the Closing Date without the prior written consent of the Underwriters, which consent will not be unreasonably withheld. In addition, the Company shall procure agreements from its officers, directors and special advisors prior to closing of the Offering, pursuant to which each such officer and director will agree, subject to certain exceptions, not to sell or agree to sell any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or to disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following the Closing Date without the prior written consent of the Underwriters, which consent will not be unreasonably withheld.

Indemnity and Contribution

The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NASDAQ. The Company has applied to list the Common Shares issuable under this Prospectus Supplement on the TSX and NASDAQ. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ.

Selling Restrictions Outside of Canada and the United States

Other than in the United States and the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia, no action has been taken by the Company or the Underwriters that would permit a public offering of the Common Shares offered by this Prospectus Supplement in any jurisdiction where action for that purpose is required. The Common Shares offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any Common Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Common Shares offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationships with the Company

Certain of the Underwriters or their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking or commodities trading services for the Company and its subsidiaries, Acasti and Neurobio for which they received or will receive customary fees and expenses.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the securities described in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, the Company also files reports with, and furnishes other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing and content of proxy statements, and Neptune’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

You may read any document the Company files with or furnishes to the securities commissions and authorities of the provinces of Canada through SEDAR and any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at www.sec.gov/edgar.shtml that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and the Company’s SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this Prospectus Supplement will be passed upon on the Company’s behalf by Osler, Hoskin & Harcourt LLP, its Canadian and U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Morrison & Foerster LLP, with respect to U.S. legal matters. As of the date of this Prospectus Supplement, the partners and associates of each of (i) Osler, Hoskin & Harcourt LLP, (ii) Stikeman Elliott LLP and (iii) Morrison & Foerster LLP, beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company’s independent auditors are KPMG LLP (“KPMG”), 1500-600 de Maisonneuve Boulevard West, Montréal, Québec, Canada, H3A 0A3. KPMG is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The audited consolidated financial statements of the Company as at February 28, 2013 and February 29, 2012, and for the years ended February 28, 2013 and February 29, 2012 incorporated in this Prospectus Supplement by reference, have been audited by KPMG as stated in their report, which is incorporated herein by reference.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Montréal, Québec. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A. at its office in Denver, Colorado.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus has been filed under legislation in securities regulatory authorities in the provinces of Québec, Ontario, Manitoba, Alberta and British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Technologies & Bioressources Inc. at 225, Promenade du Centropolis, Suite 200, Laval, Québec, H7T 0B3, telephone: 1 888 664-9166 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	September 19, 2012

Neptune Technologies & Bioressources Inc.

US$100,000,000

Common Shares

Warrants

Units

Neptune Technologies & Bioressources Inc. (“we”, “us”, “our”, “Neptune” or the “Company”) may offer and issue from time to time common shares of the Company (“Common Shares”), warrants to purchase Common Shares (“Warrants”), any combination of Common Shares and Warrants (“Units”) or any combination thereof (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “NTB” and on The Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. Certain legal matters related to the offering of Securities hereunder will be passed upon by Osler, Hoskin & Harcourt LLP with respect to Canadian and U.S. legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk  Factors” section in this Prospectus beginning on page 23, in the documents incorporated by reference herein and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. The annual and interim financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that all or a substantial portion of the Company’s assets and all or a substantial portion of the assets of said persons are located outside the United States and that some or all of the underwriters or experts identified herein or in any Prospectus Supplement may be residents of Canada.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, and (iii) in the case of Units, the designation, number of Common Shares and Warrants comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus does not discuss U.S. or Canadian

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tax consequences and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Our head and registered office is located at 225, Promenade du Centropolis, Suite 200, Laval, Québec, Canada, H7T 0B3.

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ABOUT THIS PROSPECTUS

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system at www.sec.gov/edgar.shtml. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

This Prospectus and the documents incorporated by reference contain company names, product names, trade names, trademarks and service marks of Neptune and other organizations, all of which are the property of their respective owners.

Market data and industry forecasts in or incorporated by reference into this Prospectus were obtained from various publications. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “we”, “us”, “our” or similar terms refer to Neptune Technologies & Bioressources Inc. and its subsidiaries, references to “Acasti” refer to Acasti Pharma Inc. and references to “NeuroBio” refer to NeuroBioPharm Inc.

EXCHANGE RATE INFORMATION

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. All references in this Prospectus to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar expressed in United States dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in United States dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

	Three-month period ended May 31, 2012	Fiscal Year Ended February 29/28
		2012	2011
Rate at the end of period	0.9663	1.0136	1.0268
Average rate during period	1.0012	1.0084	0.9802
Highest rate during period	1.0197	1.0583	1.0268
Lowest rate during period	0.9663	0.9430	0.9278

On September 18, 2012, the closing exchange rate for the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada, was CDN$1.00 = US$1.0261.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking statements in this Prospectus include, but are not limited to, statements about:

•

Neptune’s ability, and the ability of its distribution partners, to continue to successfully commercialize Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), and the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;

•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;

•

the timing and cost of completion of the expansion project of Neptune’s manufacturing facility in Sherbrooke, Québec, and the amount of increased production capacity for krill oil at the expanded facility;

•	*Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates*;

•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;

•	the benefits of NKO® and EKO™ and its product candidates as compared to others products in the nutraceutical and pharmaceutical markets; and

•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this Prospectus under the heading “Risk Factors” and any applicable Prospectus Supplement, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the Company’s history of net losses and inability to achieve profitability;

•	the successful commercialization of NKO® and EKO™;

•	changes in regulatory requirements and interpretations of regulatory requirements;

•	the Company’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials;

•	the Company’s reliance on a limited number of distributors;

•	the Company’s ability to manage its growth efficiently;

•	the Company’s ability to further penetrate core or new markets;

•	the Company’s dependence on a single manufacturing facility;

•	the Company’s ability to attract and retain skilled labor;

•	the Company’s ability to attract, hire and retain key management and personnel;

•	the success of current and future clinical trials by the Company and its subsidiaries;

•	the Company’s ability to achieve its publicly announced milestones on time;

•	product liability lawsuits brought against the Company and its subsidiaries;

•	intense competition from other companies in the pharmaceutical and nutraceutical industry;

•	the Company’s ability to secure and defend its intellectual property rights; and

•	the fact that the Company does not currently intend to pay any cash dividends on its common shares in the foreseeable future.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune at 225, Promenade du Centropolis, Suite 200, Laval, Québec, H7T 0B3, telephone: 1-888-664-9166. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov/edgar.shtml.

The following documents, filed by Neptune with the securities commissions or similar authorities in the provinces of Québec, Ontario, Manitoba, Alberta and British Columbia, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	revised annual information form of the Company dated September 11, 2012 for the fiscal year ended February 29, 2012 (the “Annual Information Form”);

(b)	audited consolidated financial statements as at February 29, 2012, February 28, 2011 and March 1, 2010 and for the years ended February 29, 2012 and February 28, 2011, together with the notes thereto and the auditors’ report thereon, and with the management’s discussion and analysis thereon;

(c)	management information circular of the Company dated May 18, 2012 prepared in connection with the Company’s annual meeting of shareholders held on June 21, 2012; and

(d)	unaudited consolidated interim financial statements of the Company as at May 31, 2012 and for the three-month periods ended May 31, 2012 and 2011 (with the exception of the notice on the page preceding page 1 of such financial statements stating: “These interim financial statements have not been reviewed by an auditor.”), and with the management’s discussion and analysis thereon.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101- Short Form Prospectus Distributions filed by Neptune with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

A Prospectus Supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our securities to which that Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this Prospectus except as so modified. Any statement so superseded shall not constitute a part of this Prospectus.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by Neptune with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

CORPORATE STRUCTURE

Company Overview

Neptune was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec). On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). Neptune is now governed by the Business Corporations Act (Québec).

On May 30, 2000, the articles of the Company were amended in order to proceed with the restructuring of the Company’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Company’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into Common Shares. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune’s head office and registered office is located at 225, Promenade du Centropolis, Suite 200, Laval, Québec, Canada, H7T 0B3. The Company’s website address is www.neptunebiotech.com. The Company is also the owner of the websites www.mynko.com and www.neptunekrilloil.com.

Intercorporate Relationships

Neptune has two wholly-owned subsidiaries, Neptune Technologies & Bioressources USA Inc., or Neptune USA, and Neptune Technologies & Bioressources Hong Kong Limited, or Neptune Hong Kong, and two majority-owned subsidiaries, Acasti and NeuroBio. As of the date of this Prospectus, Neptune owns 57% of the voting rights attached to the securities of Acasti and 99% of the voting rights attached to the securities of NeuroBio. See “Corporate Structure - Corporate Structure Diagram”.

Acasti was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name 9113-0310 Québec Inc. and, prior to its partial spin-off in 2008, was a wholly-owned subsidiary of Neptune. The common shares of Acasti are listed and posted for trading on the TSX Venture Exchange under the symbol “APO”. Acasti is a company involved in the pharmaceutical industry.

NeuroBio was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name Neurovimer Pharma Inc. NeuroBio is also a company involved in the pharmaceutical industry.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware and Neptune Hong Kong was incorporated on May 3, 2012 under the laws of Hong Kong. Neptune USA and Neptune Hong Kong do not carry on an active business at this time.

Corporate Structure Diagram

Note:

(1)	Following the payment of the dividend–in-kind on October 31, 2012 as described below, it is expected that Neptune will control approximately 96% of the voting rights attached to the securities of NeuroBio in the aggregate.

As of the date of this Prospectus, Neptune owns 41,381,333 Class A shares (common shares) of Acasti, representing approximately 57% of Class A shares (common shares) issued and outstanding of Acasti and 57% of the voting rights attached to the securities of Acasti. Acasti Class A shares (common shares) are voting, participating and with no par value.

As of the date of this Prospectus, Neptune holds 99% of the voting rights attached to the securities of NeuroBio through the holding of 8,500,990 Class A subordinate voting shares of NeuroBio, representing 99.99% of Class A subordinate voting shares issued and outstanding, 2,475,000 Class B multiple voting shares of NeuroBio, representing 99% of Class B multiple voting shares issued and outstanding, 17,325,000 Class G non-voting shares of NeuroBio, representing 99% of Class G non-voting shares issued and outstanding, and 25,740,000 Class H subordinate voting shares of NeuroBio, representing 99% of Class H subordinate voting shares issued and outstanding. As of the date of this Prospectus, Neptune also holds warrants of NeuroBio, namely 5,940,000 Series 2011-1 warrants, 1,885,574 Series 2011-2 warrants and 46,246 Series 2011-3 warrants to purchase 7,871,820 Class A subordinate voting shares of NeuroBio.

On September 5, 2012, a prospectus qualifying the distribution of 2,000,000 Class A subordinate voting shares and 4,000,000 Series 2011-1 warrants of NeuroBio held by Neptune by way of a dividend-in-kind was filed with Canadian securities regulatory authorities. Following the payment of the dividend on October 31, 2012 to holders of record of Neptune’s common shares at the close of business on October 15, 2012, it is expected that Neptune will control approximately 96% of the voting rights attached to the securities of NeuroBio in the aggregate and that its holding of Class A subordinate voting shares of NeuroBio will be reduced to 6,500,990 Class A subordinate voting shares, representing approximately 76% of the Class A subordinate voting shares issued and outstanding. Neptune’s holding of Series 2011-1 warrants will also be reduced to 1,940,000 Series 2011-1 warrants following the distribution of the dividend, representing approximately 32.33% of the Series 2011-1 warrants issued and outstanding.

BUSINESS OF THE COMPANY

Overview

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Having commenced commercial krill oil production in 2002, Neptune pioneered the commercialization of omega-3 PUFAs extracted from krill for human health maintenance and it now continues to further progress its product development based on its proprietary technology. We believe that our ability to provide a safe and effective product is a key factor in building and sustaining our credibility with our distribution partners. In fiscal year 2012, we produced 130,000 kilograms of krill oil, which at the time was our maximum capacity of production at our manufacturing facility. We are in the process of completing an expansion of our facility that, when completed, is expected to enable us to produce approximately 300,000 kilograms of krill oil annually. We believe this increase in production capacity will help position us to meet growing market demand for Neptune’s krill oil products. See “Business of the Company – Manufacturing and Facilities” and “Risk Factors – Risks Related to the Company’s Business – The Company is dependent on a single manufacturing facility.”

Through Neptune’s subsidiaries, Acasti and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the pharmaceutical market, namely in the medical food and prescription drug markets. Neptune has granted licensing rights to both Acasti and NeuroBio which allow them to leverage the intellectual property, clinical data and know-how developed by Neptune to focus on, respectively, the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions.

The Krill Industry

Krill, which resembles shrimp, is a generic term designating approximately 85 species of deep and cold water pelagic marine planktonic animals (zooplankton) that make up part of the global marine biomass. According to the Australian government’s Department of Sustainability, Environment, Water, Population and Communities (Australian Antarctic Division), krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.

Because krill feeds on phytoplankton, namely diatoms and dinoflagellates, its lipid content is a major source of PUFAs, mainly docosahexaenoic acid, or DHA, and eicosapentaenoic acid, or EPA, two types of marine omega-3 fatty acids beneficial for health maintenance. Krill contains proteins offering a range of amino acids and effective digestive enzymes. In addition, it contains powerful antioxidants, including astaxanthin. Krill also contains phospholipids, amino acids and minerals providing clinically proven benefits in the absorption and digestion of nutrients for humans and animals.

Neptune’s patented krill oil extraction process produces a compound substance that contains enhanced levels of EPA and DHA, phospholipids and antioxidants, making it highly bioavailable (capable of absorption) and resistant to oxidation. Based on our internal research, we believe Neptune’s krill oil has a lower level of oxidation than fish oil due to its high natural content of antioxidants, which also results in a longer shelf life of our commercialized products.

Despite the higher price per kilogram of krill oil compared to fish oil, the krill oil market had global revenues of US$51.1 million in 2011, and is projected to grow at a compound annual growth rate, or CAGR, of 16.4% between 2011 and 2016, according to a Frost & Sullivan industry report entitled the 2012 Global Overview of the EPA and DHA Omega 3 Ingredients Markets, or the Frost & Sullivan July 2012 Report.

NKO® and EKO™ – Our Lead Products

Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™)

NKO®, which was first commercialized in 2003, is a marine oil extracted from Antarctic krill (Euphasia superba) that contains the two essential omega-3 PUFAs, EPA and DHA, and provides a blend of nutritional elements. In the Company’s opinion, its elevated content in phospholipids rich in omega-3 and omega-9 fatty acids and antioxidants such as astaxanthin and vitamin A and vitamin E offer a safe and effective product free of preservatives with clinically proven health benefits.

NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids and important antioxidants that surpasses the usual profile of fish oils. This combination of phospholipids and omega-3 fatty acids facilitates the passage of fatty acids molecules through the body’s intestinal wall, increasing the bioavailability of omega-3 fatty acids. Independent research has shown that astaxanthin has a stronger antioxidant activity than vitamin A and vitamin E and other antioxidants such as lycopene and lutein. Neptune believes that NKO® contains higher amounts of astaxanthin compared to all other krill oil products on the market.

EKO™, which was commercialized in 2010, is similar to NKO® in that it undergoes the same krill oil extraction process except it has lower specifications of PUFAs, phopholipids and antioxidants and, as a result, EKO™ has a lower price point than NKO®. For the 2012 fiscal year, sales of NKO® and EKO™ together accounted for nearly all of Neptune’s consolidated revenues.

Neptune believes that NKO® is the first and only krill oil product with clinically proven human health benefits in cardiovascular, joint, cognitive and women’s health. In 2004, the Alternative Medicine Review published the results of a 12-week, double-blind, randomized trial which demonstrated that daily doses of 1-3g NKO® are significantly more effective than 3g EPA/DHA fish oil in the management of cholesterol levels (hyperlipidemia). Daily doses of 1-3g NKO® have been proven effective in that trial to decrease low density lipoprotein (“LDL” – “bad cholesterol”) by 33.9%, triglycerides by 11.5% and increase high density lipoprotein (“HDL” – “good cholesterol”) by 43.3%.

The results of a double blind clinical study performed in May 2003 by Fotini Sampalis M.D., Ph.D., et. al., which were published in the Alternative Medicine Review, support the proposition that NKO® can reduce certain physical and emotional symptoms of premenstrual syndrome, such as stress, irritability and abdominal pain, and that NKO® is more effective than omega-3 fish oils for the management of such premenstrual symptoms.

An analysis of the Framingham Risk Score (which is used to estimate the 10-year cardiovascular risk of an individual based on data obtained from the Framingham Heart Study, a long-term, ongoing cardiovascular study on residents of the town of Framingham, Massachusetts) data completed in 2003 suggests that the use of NKO® alone or in combination with a statin provides a safe and cost effective treatment option for the management of hyperlipidemia that can significantly increase HDL (“good cholesterol”) and reduce overall risk for cardiovascular disease by 53%.

A double-blind clinical study performed in 2007 found that NKO® at a daily dose of 300 mg may within a short time to reaction (7-14 days) significantly inhibit inflammation by reducing C-reactive protein as well as significantly alleviate symptoms caused by osteoarthritis and rheumatoid arthritis.

A double-blind clinical trial undertaken by BioTeSys GmbH in February 2009 supports the benefits of NKO® versus a range of other omega-3 products for improving the EPA to arachidonic acid ratio and the omega-3 index. The main objective of the trial was to show the bioavailability of a physiological dosage of omega-3 fatty acids. Within the clinical trial, different sources of EPA and DHA, including different chemical bounds of EPA and DHA, were compared to each other. The obtained data reflects that uptake of EPA and DHA out of NKO® was most prominent and showed significant higher bioavailability in comparison to fish oil and a blend of lecithin, astaxanthin and fish oil. The study stated that, overall, the NKO® product showed clear superiority followed by ethyl esters, fish oil and the blend of lecithin, astaxanthin and fish oil.

Other Nutraceutical Products

Neptune Krill Aquatein™( NKA™)

Neptune Krill Aquatein (krill protein concentrate), or NKA™, is a product that features a range of marine amino acids, including the eight essential amino acids. NKA™ contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

More complete analyses of the composition of NKA™ were performed and different methods for improving quality and efficiency of production have been investigated. NKA™ is being positioned to be sold for both human and animal nutrition. For the fiscal year ended 2012, NKA™ did not account for any revenues and Neptune believes NKA™ will not generate meaningful revenues during the current fiscal year.

Pharmaceutical Products and Product Candidates – Acasti

Our majority owned subsidiary, Acasti, focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

ONEMIA™

In 2011, ONEMIA™ became Acasti’s first product to be commercialized. ONEMIA™, marketed in the United States as a “medical food”, is only administered under the supervision of a physician and is intended for the dietary management of illnesses associated with omega-3 phospholipid deficiency related to cardiometabolic disorders. The term medical food is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.

ONEMIA™ consists of concentrated omega-3 phospholipids and antioxidants, derived from Neptune krill oil. Studies have shown ONEMIA™ to be safe and effective for the dietary management of omega-3 phospholipid deficiency and the consequent abnormal lipid profiles. Omega-3 phospholipid deficiency can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL (“bad cholesterol”) and high triglycerides), atherosclerosis (the buildup of plaque on the inside of blood vessels), diabetes and metabolic syndrome.

ONEMIA™ is now in the early stages of commercialization and is being distributed in the United States by Acasti to physicians (who then can either provide it to their patients directly or via a website by using a dedicated medical food code). Acasti also makes ONEMIA™ available via distributors and behind-the-counter in pharmacies. Acasti also intends to secure distribution partners to commercialize ONEMIA™ outside of the U.S. See “Risk Factors – Risks Related to the Company’s Business – The Company may not be able to further penetrate core or new markets.”

CaPre®

Acasti’s lead prescription drug candidate is CaPre®, which is a purified high omega-3 phospolipid concentrate derived from Neptune krill oil. CaPre® is being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

CaPre® is designed to be used as a medical treatment in conjunction with positive lifestyle changes and administered either alone or in conjunction with other treatments such as statins (a class of drug used to reduce cholesterol levels) and, potentially, for use by statin-intolerant patients. In addition to targeting the reduction of moderate and very high triglycerides, preclinical research has indicated that CaPre® may also normalize blood lipids overall by also reducing LDL (“bad cholesterol”) and increasing HDL (“good cholesterol”). See “Business of the Company – Studies & Trials for Pharmaceutical Product Candidates – Acasti’s Product Candidate: CaPre®”. Clinical research is required in order to confirm an analogous efficacy in humans.

CaPre® is currently being evaluated in two Phase II clinical trials: (i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to high hypertriglyceridemia, and (ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglycerimedia. Over 600 patients are expected to be enrolled for these trials, some of which were enrolled at the end of 2011. Following the completion of the trials, Acasti intends to supplement its investigational new drug, or IND, submission to provide for a Phase III clinical trial for CaPre® in the U.S. CaPre® is currently being prepared to undergo the regulatory approval process in Canada and the United States, which requires, among other things, a demonstration of the safety of the product and its effectiveness in sufficiently reducing triglycerides. See “Business of the Company – Regulatory Environment”.

Based on preclinical evaluations and subject to validation through ongoing clinical trials, we believe that CaPre® could be used to treat high levels of triglycerides (hypertriglyceridemia) and LDL and low HDL. We also believe that the competitive advantages of CaPre® may include a range of clinical benefits at lower dosage levels than other products currently in the market. Generally, lower dosage of medications tends to reduce the risks of certain side effects in patients, including gastrointestinal disorders.

Pharmaceutical Products and Product Candidates – NeuroBio

Our subsidiary, NeuroBio, is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients, or APIs, for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio addresses mental and neurological conditions, specifically mood disorders such as depression, attention-deficit hyperactivity disorder, or ADHD, and cognitive decline associated with aging.

MPL VI, MPL VII and MPL VIII – Medical Food / OTC

MPL VI is intended for the dietary management of cognitive decline associated with neurodegenerative conditions.

We believe MPL VII is well-positioned to exhibit an intrinsic biological activity, because of its distinctive DHA-bounded phosphatidylcholine content, for dietary management of memory, concentration and learning disorders, allowing a variety of applications. For this specific product, NeuroBio believes it has an innovative clinical approach to quantify cognitive improvement and reach rapidly the market with conclusive results.

MPL VIII was designed and intended to supplement nutrition intake by children and adults suffering from ADHD for which phospholipid deficiency may represent a key risk factor. MPL VIII is an original and a proprietary formulation that contains a specific API having a high concentration in selected phospholipids and with a specific omega-3 profile.

Currently, none of MPL VI, MPL VII or MPL VIII have been approved for sale in any jurisdiction.

MPL IX – Prescription Drug

MPL IX is under preclinical evaluation for neurological disorders and will be tested in several preclinical models, such as dogs (2 sub-species) and rats (2 sub-species). Various daily doses and durations of treatment will be administered orally to assess the safety and efficacy of given compositions and to determine the pharmacokinetic profile.

Data is intended to demonstrate that MPL IX can, based on dosage, significantly reduce important neurological disorders and improve cognitive functions in these animal models. Most importantly, these effects will need to be achieved without the common side-effect of other traditional treatments.

NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the U.S. Food and Drug Administration, or FDA, and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized. See “Business of the Company – Studies & Trials for Pharmaceutical Product Candidates - NeuroBio’s Product Candidates” and “Business of the Company – Regulatory Environment”.

Our Market

Neptune’s Market: The Nutraceutical Market

The nutraceutical market encompasses functional foods and dietary supplements, which include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Neptune focuses on dietary supplements. According to Agriculture and Agri-Food Canada, a government organization that provides statistics on the nutraceutical market, the nutraceutical market is growing rapidly, in part driven by the health demands of an aging population. According to a report published by RNCOS Industry Research Solutions in May 2012 entitled US Nutraceuticals Market Analysis, the nutraceutical market has become one of the fastest growing industries in the United States. In 2008, the U.S. Census Bureau, using data from the 2000 U.S. Census, projected that by 2030, the number of Americans 65 years old and older will increase from 40.3 million to just over 72.0 million, then representing over 19% of the population in the United States.

The Company believes that health issues such as high (and in some cases low) cholesterol, heart disorders, cognitive function and brain performance disorders and joint issues (including inflammation) are driving the nutraceutical market expansion. We believe the following factors, among others, favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;

•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and

•	increased health care costs and the trend towards self-treatment with a focus on natural products.

Omega-3 PUFAs extracted during Neptune’s krill oil extraction process are sold primarily into the nutraceutical market. The most predominant omega-3 fatty acids are DHA and EPA derived from plant and marine sources.

The omega-3 fatty acids contained in Neptune’s products are sourced from krill, a zooplankton, with the advantage that omega-3 fatty acids from krill are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily absorbed by the body than triglycerides, resulting in a higher bioavailability of omega-3 fatty acids contained in krill oil.

The FDA announced in 2004 the availability of a qualified health claim for reduced risk of coronary heart disease for conventional foods that contain EPA and DHA omega-3 fatty acids. In 2000, the FDA announced a similar qualified health claim for dietary supplements containing EPA and DHA omega-3 fatty acids and the reduced risk of coronary heart disease.

In addition, extensive research, including Neptune’s clinical trial work, has further demonstrated certain clinical benefits of omega-3. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases, such as heart disease and arthritis, and appear to be particularly important for cognitive (memory and concentration) and behavioural functions. Many forms of arthritis, such as osteoarthritis and rheumatoid arthritis, are inflammatory disorders and lead to pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis and affects approximately 27 million people in the United States, according to a January 2008 publication of the medical journal Arthritis Rheum. It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints. Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise and weight loss.

The PUFAs ingredient market and, more specifically, sales of omega-3 ingredients, are experiencing sustained growth, driven by the world retail market for dietary supplements and functional food. Based on the trends reported in the Frost & Sullivan July 2012 Report, the worldwide omega-3 market is expected to exceed US$3.1 billion in annual ingredient sales by 2016 and general market data indicates that sales of higher quality and higher performance omega-3’s are generating increasing revenues.

According to the Frost & Sullivan July 2012 Report, the global market revenue for marine and algae EPA/DHA omega-3 ingredients was US$1.8 billion in 2011, and is projected to grow at a CAGR of 11.8% from 2012 to 2016. Global consumption was measured at 103,284 metric tons in 2011, and is projected to grow at a CAGR of 9.4% from 2012 to 2016.

The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers. According to the Frost & Sullivan July 2012 Report, dietary supplements continued to be the largest market for marine omega-3 oils in the global market in 2011 with a 46.2% share and total of US$834.6 million in revenue. The Frost & Sullivan July 2012 Report also estimates that pharmaceuticals, infant formulas and foods and beverages were the next largest consumers of marine oil omega-3, with 19.8%, 14.3% and 13.4% shares, respectively, in 2011.

Neptune has conducted clinical trials for functional food applications of NKO® with the multinational corporations Nestlé and Yoplait. However, the parties have decided not to pursue the development of these functional food applications. Neptune is instead currently focusing on the dietary supplement market, particularly in light of growing sales of its NKO® and EKO™ products and the limits on Neptune’s current maximum production capacity.

In 2008, Neptune received a first payment of €500,000 from Yoplait out of several payments scheduled under the terms of a partnership agreement in connection with its functional food trials. An amount of up to 62.5% of such initial payment may be reimbursable by Neptune given that the clinical trials jointly carried with Yoplait are not proceeding further. The extent of any reimbursement obligations are currently being discussed between Neptune and Yoplait, but no agreement has been reached.

Acasti’s and NeuroBio’s Market: The Pharmaceutical Market

Cardiometabolic Disorder Treatments – Acasti

Cardiometabolic disorders are considered among the leading health problems worldwide arising from the combined impact of obesity and cardiovascular disease. According to the American Heart Association’s Heart Disease and Stroke Statistics - 2012 Update, an estimated 82.6 million American adults (more than one in three) have one or more types of cardiovascular disease, 41.8 million have low HDL (“good cholesterol”) and 149 million are overweight or obese. According to the American Heart Association, these cardiometabolic risks will lead to an estimated 758,000 Americans having a coronary attack in 2012. The American Heart Association also estimates that direct and indirect costs of cardiovascular disease and stroke in the United States totalled US$297.7 billion in 2008, of which US$32.9 billion was spent on prescribed medications, and these direct and indirect costs are projected to triple before 2030.

Cardiovascular diseases include a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of LDL (“bad cholesterol”) and low levels of HDL (“good cholesterol”), the former being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia.

Dyslipidemia promotes plaque formation on the interior walls of the arteries thereby impeding the passage of blood. This leads to myocardial infarction (heart attack), coronary artery disease, stroke and peripheral vascular and neurodegenerative disease. According to the U.S. Centers for Disease Control and Prevention, coronary heart disease mortality in the United States in 2008 was over 400,000. The Centers for Disease and Control Prevention estimated that in 2011, 71 million American adults had total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) making them potentially eligible for a cholesterol lowering agent.

Neurodegenerative and inflammation related conditions – NeuroBio

NeuroBio focuses on mental and neurological conditions, specifically mood disorders such as depression, ADHD and cognitive decline associated with aging. The prevalence of these disorders in North America is summarized in the following table:

Disorder	Market	Prevalence	Source
Memory, learning, and concentration and neurological disorders	Medical food / Prescription drug	Affecting at some point during their lifespan the majority of people during the educational and professional stage and later 19% of adults aged >65 years	Alzheimer’s Association, 2010 Alzheimer’s Disease Facts and Figures, Alzheimer’s & Dementia, Volume 6

ADHD	Medical food / Prescription drug	9.0% of children 13-18 yrs (lifetime prevalence)	Merikangas KR, He J, Burstein M, Swanson SA, Avenevoli S, Cui L, Benjet C, Georgiades K, Swendsen J.; Lifetime prevalence of mental disorders in U.S. adolescents: Results from the National Comorbidity Study-Adolescent Supplement (NCS-A). J Am Acad Child Adolesc Psychiatry. 2010 Oct;49(10):980-989.

Studies & Trials for Pharmaceutical Product Candidates

Acasti’s Product Candidate: CaPre®

Initial nonclinical research designed to evaluate the safety and efficacy of CaPre® was completed in 2011. The efficacy of CaPre® on dyslipidemia was evaluated on Zucker Diabetic Fatty rats, or ZDF, a commonly used diseased rat phenotype, characterized by established type 2 diabetes, glucose intolerance and severely elevated triglycerides and cholesterol. After 4, 8 and 12 weeks of chronic daily treatment with human equivalent daily dosing of 500mg and 2,500mg, CaPre® was shown to significantly increase HDL cholesterol (“good cholesterol”), by 40% at the lower dose and by up to 61% at higher dose, after 3 months treatment in ZDF. These results indicate that CaPre® could potentially be effectively used in patients with metabolic syndrome and/or lipid disorders.

In conjunction with initial nonclinical research, preclinical research was completed by Acasti in late 2011 to further evaluate the potentially broader spectrum of therapeutic efficacy of CaPre®. CaPre® was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests, or OGTT. In medical practice, the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a test panel, such as the comprehensive metabolic test panel. Treatment of ZDF rats with CaPre® was shown to significantly reduce impaired glucose intolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the tolerance of healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre®.

Acasti has also worked with a team dedicated to functional testing and development of therapeutic candidates for arresting and reversing atherosclerosis through modulation of HDL, reverse cholesterol transport and immune mediators. The first series of experiments, which was conducted in three mouse models reflecting healthy state and moderate to severe dyslipidemia, took place in 2010 to evaluate the APIs of CaPre®. After six weeks of treatment at very low doses ranging from 500mg and 2,500mg of CaPre®, a statistically significant increase of HDL and reduction of LDL was observed, as well as a reduction of up to 60% of triglycerides.

CaPre® is currently being evaluated in two Phase II clinical trials. See “Business of the Company – Pharmaceutical Products and Product Candidates – Acasti – CaPre®”.

NeuroBio’s Product Candidates

Certain preclinical results have indicated the safety and efficacy of NeuroBio’s APIs portfolio in either nutritional intervention or therapeutic management of memory, concentration and learning disorders, ADHD and cognitive decline associated with aging.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidant esters. NeuroBio’s product portfolio consists of MPL VI, MPL VII, MPL VIII and MPL VIX, each being at different preclinical development and/or validation stage as indicated in the table below.

Product	Channel	Indication	Stage of development
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical
MPL VIII	Medical Food	ADHD	Preclinical
MPL IX	Prescription Drug	Neurological disorders	Preclinical

NeuroBio requires approvals from Health Canada and/or the FDA before clinical studies can be conducted. Regulatory approval specific to each pathway (medical food and prescription drug) will also be required before sales are authorized. See “Business of the Company – Regulatory Environment” and “Risk Factors – Risks Related to the Company’s Industry – The Company is subject to significant government regulations.”

Supply of Krill

Neptune sources the krill used in the manufacturing of its products generally from three suppliers. Neptune considers its relationship with its suppliers to be good and believes it is not dependent upon any of these suppliers since alternative sources of krill supply are readily available.

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of the krill species in these two oceans is estimated to be at least 500,000,000 metric tonnes. The World Health Organization estimates that approximately 271,000 metric tonnes of both krill species are harvested annually from these two oceans. From 2002 to 2011, between 105,000 to 212,000 metric tonnes originated from the Southern Ocean (Antarctic krill Euphausia superba) and, on average, 60,000 metric tonnes originated from the Northern Pacific Ocean (Pacific krill Euphausia pacifica) each year. The annual Antarctic krill catches represent an estimated 0.05% of the existing resource. Neptune uses Antarctic krill.

According to the Commission for the Conservation of Antarctic Marine Living Resources, or CCAMLR, from 2008 to 2011, annual quotas for Antarctic krill have increased by 33%. Annual allowable quotas of 6.555 million tonnes for 2009 and 2010 were increased to 8.695 million tons for 2010/11. As a result, the Company believes that krill is an abundant and accessible resource with potential for long-term sustainable exploitation with adequate traceability measures.

Krill harvested for Neptune’s krill oil production represents less than 0.0006% of the total estimated krill biomass and less than 0.03% of the precautionary catch limit. Neptune commits 100% of its krill capture for human health benefits. Worldwide, approximately 88% of total catches are used by fisheries for low valued products, such as fishing baits (45%) and krill meal for aquaculture (43%). Approximately 12% of the total krill catch is used for direct human consumption as food (whole or processed).

In May 2011, NSF International, an independent, not-for-profit organization that provides standards development, product certification, auditing, education and risk management for public health and the environment, completed a review of key environmental claims for Neptune and its marine derived products. The audit performed by NSF International was conducted to ensure clarity and conformance with the criteria of the International Organization for Standardization (ISO) 14021: Environmental labels and declaration, as well as U.S. Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims. Based on the results of the audit, Neptune was approved by NSF International to make the following five claims: (i) Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respects the annual capture quota of the CCAMLR, (ii) Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch, (iii) Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations, (iv) Neptune’s OceanExtract™ patented process recycles 99% of the extraction solvent used during the manufacture of Neptune Krill oils, and (v) Neptune only uses krill that is 100% traceable to the source of capture.

Manufacturing and Facilities

Neptune produces all of its products at its plant located on Pépin Street in Sherbrooke, Québec, Canada.

Since 2010, the production capacity of the Sherbrooke plant has steadily increased. During the 2010 fiscal year, in response to increase in demand from its distributors, Neptune completed an initial expansion of the annual production capacity of the Sherbrooke plant from 60,000 kilograms to 100,000 kilograms. In the 2011 fiscal year, Neptune increased its production capacity from 100,000 kilograms per year to 130,000 kilograms per year. An additional $21.0 million expansion of the Sherbrooke plant is currently ongoing, which Neptune expects will increase its annual krill oil production capacity to 300,000 kilograms. Neptune will be required to obtain a permit from the Minister of Environment Québec that will allow it to bring its krill oil capacity under its current permit from 100,000 kilograms per year to 300,000 kilograms per year. See “Risk Factors – Risks Related to the Company’s Business – The Company may be adversely affected by environmental and safety regulations or concerns.” The costs of the expansion project are expected to be funded primarily by a Canadian federal government grant and interest-free loan, certain investment tax credits, a secured credit facility and a portion of Neptune’s working capital. The expansion is anticipated to be completed by the end of our current fiscal year. Following the completion of its ongoing expansion project and before the end of 2014, Neptune intends to further expand its Sherbrooke plant to increase its annual production capacity to 500,000 kilograms of krill oil. Any such further expansion will require additional financing. Neptune cannot guarantee that it will be able to obtain financing on acceptable terms or at all.

The new two-level facility currently being constructed is adjacent to Neptune’s initial production plant and will have a gross area of approximately 40,000 square feet. The facility will almost entirely be dedicated to Neptune’s production process. Neptune will continue to operate its initial facilities, which have a gross area of approximately 12,000 square feet and accommodate Neptune’s laboratories, administrative offices and initial production plant. The structure is designed to allow greater flexibility for Neptune’s production lines and is expected to improve Neptune’s efficiency and productivity.

Neptune adheres to Good Manufacturing Practices, or GMP, mandated by the Natural Health Products Directorate of Health Canada, or NHPD, and successfully passed an audit performed by the NHPD in May 2011.

Neptune also leases office space in facilities located at 225, Promenade du Centropolis, in Laval, Québec, Canada, but anticipates a move to its new headquarters at 545, Promenade du Centropolis, in Laval, Québec on October 1, 2012.

Sales/Distribution

Neptune sells NKO® and EKO™ in bulk oil or in capsules to multiple distributors, who commercialize these products under their private label in different market segments, including health food stores, mass (food and drug), direct sales (multi-level marketing, internet, catalogue, radio) and via healthcare professional recommendation. The encapsulation process is subcontracted to third parties in Canada, the United States, Asia and Europe. While the Company may have purchase orders in place with approximately 40 to 50 different distributors at any one time, the majority of the Company’s sales are concentrated with a relatively small group of distributors. As at February 29, 2012, five customers represented 73% of total trade accounts receivable of the Company. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances. See “Risk Factors – Risks Related to the Company’s Business - The Company has a significant concentration of its accounts receivable and revenue from a limited number of distributors.” In addition, the agreements between Neptune and its distributors contain certain customary indemnification provisions with respect to liability incurred from claims resulting from items that are the responsibility of the distributor, such as encapsulation or packaging.

ONEMIA™ is now in the early stages of commercialization and is being distributed in the United States by Acasti to physicians (who then can either provide it to their patients directly or via a website by using a dedicated ONEMIA™ medical food code website). Acasti also makes ONEMIA™ available via distributors and behind-the-counter in pharmacies. Acasti also intends to secure distribution partners to commercialize ONEMIA™ outside of the United States. See “Risk Factors – Risks Related to the Company’s Business – The Company may not be able to further penetrate core or new markets.”

During the 2012 fiscal year, approximately 41% of Neptune’s sales were made to customers in the United States, 23% to customers in Europe, 23% to customers in Australia and 12% to customers in Canada. Neptune’s sales are not cyclical or seasonal.

Intellectual Property

It is an important part of our business to obtain intellectual property protection for our technology, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications to obtain patent protection. We also rely on trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position.

The Company has a firm policy to protect its intellectual property rights, including its patents, trademarks and trade secrets, through legal action. Certain of Neptune’s competitors have been marketing, advertising and selling finished krill-based products which we believe infringe on patents owned by Neptune or for which Neptune has exclusive rights. Neptune is taking legal actions against those companies in order to protect its intellectual property and its business. See “Risk Factors – Risks Related to the Company’s Intellectual Property –A failure by the Company to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.” in this Prospectus and “Business of the Company – Economic Dependence/Litigation” in the Annual Information Form.

Brand Names and Trademarks

Neptune has filed and registered the trademarks OPA 3™ and NKO® in over thirty countries and has filed numerous trademark applications in various jurisdictions. Neptune OceanExtract™ and NKA™ are other trademarks of Neptune.

NKO® distributors use private labels with the NKO® logo displayed on them and with names and trademarks pre-approved by Neptune.

Acasti has applied in many countries of the world for trademark protection of CaPre®, and has filed for U.S. trademark protection of ONEMIA™. Acasti also is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada and the United States. The trademark CaPre® is now registered in Canada, the United States, the European Union, Australia and China.

Patents

Neptune owns or has an exclusive license to the following portfolio of patents, which are grouped in three main categories and filed in various jurisdictions:

Category	Description	Issued	Pending
Novel Phospholipid/Flavonoid	Composition of Matter	27	4
Cardiovascular Neurological health	Method of Use	35	9
Extraction Process	Process	33	1

In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions patent terms can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process. Certain of Neptune’s issued patents face challenges by third parties, such as reexamination in the United States and opposition proceedings before the European Patent Office and Australian Patent Office. See “Risk Factors – Risks Related to the Company’s Intellectual Property – A failure by the Company to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.”.

Licensing Arrangements

Terms of the License Granted to Acasti

In 2008, Neptune and Acasti entered into a license agreement that provides Acasti with the right to use certain intellectual property rights of Neptune in order to develop novel APIs into commercial products for specific medical food and the over-the-counter, or OTC, and prescription drug market. Effective August 7, 2011 and in accordance with the license agreement, Acasti abandoned its rights to develop products for the OTC market pursuant to the license agreement.

Pursuant to the license agreement, Acasti has been granted a license to use Neptune’s intellectual property rights solely for the development, distribution and sale of products for use in the human cardiovascular field. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings. The license agreement provides that the products developed by Acasti must have a specified concentration of phospholipids.

Acasti is obligated under the license to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to-expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license agreement will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the OTC market pursuant to the license agreement); year 5 -$700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the license, August 7, 2008.

Acasti has the option to pay future royalties in advance, in cash or through the issuance of shares, in whole or in part, based on the economic model contained in the license agreement. Acasti can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties. In addition, at Neptune’s option, Acasti is required to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the Acasti license agreement is available on SEDAR at www.sedar.com.

Terms of the License Granted to NeuroBio

In 2008, Neptune also entered into a license agreement that provides NeuroBio the same rights and obligations as provided to Acasti. See “Business of the Company – Intellectual Property – Licensing Arrangements – Terms of the License Granted to Acasti”. Pursuant to the license agreement, NeuroBio is permitted to use the licensed intellectual property rights solely for the development, distribution and sale of products for use in the human neurological field (all conditions, abnormalities and/or diseases related to cognitive function and/or affective and/or neurological systems).

The patents subject to the license with NeuroBio are the following:

Patent description	International Patent Publication#	Exclusivity
Composition of Matter	WO 2003/011873	2022
Method of Use	WO 2002/102394	2022
Method of Extraction	WO 2000/023546	2019

NeuroBio is obligated under the license to pay Neptune until the expiration of the licensed patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of NeuroBio’s gross margin; and (b) 20% of revenues from sub-licenses granted by NeuroBio to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to-expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license agreement will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license provides for minimum royalty payments notwithstanding the above of: years 1 and 2 -nil; year 3 -$50,000; year 4 -$200,000; year 5 - $300,000; year 6 - $900,000 and year 7 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the license, October 15, 2008.

NeuroBio has the option to pay future royalties in advance, in cash or through the issuance of shares, in whole or in part, based on an established economic model contained in the license. NeuroBio can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties. In addition, at Neptune’s option, NeuroBio is required to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the NeuroBio license agreement is available on SEDAR at www.sedar.com.

Regulatory Environment

Commercial products developed or under development by Neptune, directly or through its subsidiaries, can be categorized as ingredients to be used in foods, dietary supplements, medical foods, natural health products or as APIs to be used in drug products.

Those ingredients may qualify as “novel foods” or “new dietary ingredients”, depending on final applications and countries where they are or will be marketed. Generally speaking, novel foods are defined as food substances that do not have a prior history of safe use or result from a process previously not used for foods.

Similarly, a new dietary ingredient refers to a substance not previously used as a dietary supplement in humans prior to October 15, 1994. In the United States, the FDA (Center for Food Safety and Applied Nutrition) regulates matters associated with the safety of ingredients for use in food and dietary supplements. Any substance intentionally added to food is a food additive, thus requiring approval by the FDA, unless the substance is “Generally Recognized As Safe”, or GRAS, under the conditions of its intended use, or unless the use of the substance is otherwise excluded from the definition of a food additive. GRAS status may be achieved through a voluntary notification procedure. A mandatory notification process for a “new dietary” ingredient is also in place according to the U.S. Food, Drug, and Cosmetic Act which requires that manufacturers and distributors who wish to market dietary supplements that contain new dietary ingredients notify the FDA.

In Canada, novel foods are regulated by the Novel Foods Regulation (under the Food and Drugs Act) which requires that a notification be made to the Health Products and Food Branch prior to the marketing or advertising of a novel food in the Canadian marketplace. Natural health products (equivalent to dietary or food supplements) sold in Canada are subject to the Natural Health Products Regulations, which came into force on January 1, 2004. All natural health products must have a product license before they can be sold in Canada, which requires applicants to gather and provide detailed information about the quality, safety and efficacy of ingredients to be used for assessment and pre-market approval. Neptune’s manufacturing facility is subject to regulation by the Canadian Food Inspection Agency.

In Europe, the legislation governing nutritional supplements is enacted and enforced by each individual country’s governmental authorities. In an effort to harmonize the often differing regulations of its member states, the European Union adopted in 2002 the Food Supplements Directive. This directive seeks to harmonize the rules governing the composition, labelling and marketing of nutritional supplements throughout the European Union. The Food Supplements Directive outlines a specific process and timetable for the member states to bring their domestic legislation in line with the directive’s provisions. The directive, upon recommendation by the European Food Safety Authority, or EFSA, specifies what nutrients and nutrient sources may be used, identifies the levels at which these nutrients may be found in a supplement and the labelling and other information which must be provided on packaging.

APIs developed or under development by Acasti and NeuroBio are regulated through different procedures and requirements. In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In the United States, drugs and biological product candidates are subject to regulation and premarket approval by the FDA (Center for Drug Evaluation and Research or Center for Biologics Evaluation and Research). It is also possible that such products would be regulated in Canada as natural health products pursuant to the Natural Health Products Regulations.

In Europe, the European Medicines Agency, or EMA, is the regulatory agency which controls all aspects of the development, manufacture and commercialization of drug products for the countries of the European Union. Each country of the European Union also has its own national regulatory agency which works under the umbrella of the EMA.

These laws and regulations in Canada, the United States and Europe require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to good laboratory practices for pre-clinical safety testing in animals, good clinical practices during clinical testing and good manufacturing practices during production. The systems of new drug approvals in Canada, the United States and the European Union are generally considered to be among the most rigorous in the world.

In general, the steps required for approval of a new drug in Canada, the United States and Europe are:

1. Research

Prior to preclinical studies, a research phase takes place which involves characterization of the physical chemical properties and biological activity of the product. This is often followed by evaluation of efficacy in animal models.

2. Preclinical Studies

Preclinical studies involve evaluations of animal pharmacology and toxicity, pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, bioavailability and activity of the drug in animals. The results of these studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the IND application to the FDA, its Canadian equivalent, a Clinical Trial Application, to Health Canada, or its European equivalent, an Investigational Medicinal Product Dossier, to the EMA.

3. Clinical Trials

Phase I Clinical Trials: Phase I clinical trials are usually first-in-man trials and take from a few months to two years to complete. They are generally conducted on a small number of healthy human subjects to evaluate the drug’s safety, schedule and dose, pharmacokinetics and pharmacodynamics.

Phase II Clinical Trials: Phase II clinical trials usually take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase III) suffering from the targeted condition or disease to determine the drug’s efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase II clinical trials often include randomization of patients as well as a placebo arm.

Phase III Clinical Trials: Phase III clinical trials usually take approximately two to five years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients, a placebo arm and blinding of both patients and investigators at geographically dispersed test sites (multi-centre trials) to establish clinical safety effectiveness.

New Drug Application: Upon completion of the Phase III clinical studies, the company sponsoring the new drug then assembles all the pre-clinical, clinical and manufacturing data and submits it to the FDA, Health Canada or the EMA as part of a New Drug Application in the United States, a New Drug Submission in Canada or a Market Authorization Application in Europe, respectively. The submission or application is then reviewed by the regulatory body for approval to market the product candidate. This process usually takes six months to two years to complete. However, there is no assurance of approval.

Obtained regulatory approvals, permits and authorizations:

Neptune has obtained the following regulatory approvals, permits and authorizations:

•	European Food Safety Authority (EFSA) has approved NKO® as food for particular nutritional use (PARNUTS) for commercialization in the European Union.

•	European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.

•	NKO® was the subject of a Generally Recognized as Safe (GRAS) notification to the FDA as a food ingredient in the United States to which the FDA did not object.

•	Neptune’s krill oil products intended for use in dietary supplements were the subject of four “new dietary ingredient” notifications submitted to the FDA, to which the FDA did not object.

•	NKO® has obtained approval as a Complementary Medicine from the Therapeutic Good Administration (TGA) in Australia.

•	NKO® has a natural product number (NPN) issued by Health Canada.

•	Health claims in Canada – Multiple claims for health benefits of NKO® approved by NHPD.

•	Neptune’s production plant in Sherbrooke has been audited by NHPD, which issued a certificate of GMP compliance.

Competition

General

The nutraceutical and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours.

Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza®, a prescription only omega-3 fatty acid indicated for patients with very high triglycerides, and Abbott Laboratories, which currently markets Tricor and Trilipix, prescription drugs indicated for the treatment of very high triglycerides and mixed dyslipidemia. In addition, in July 2012, the FDA approved Vascepa™, a prescription drug developed by Amarin Corporation plc, as an adjunct to diet to reduce triglyceride levels in adult patients with severe (triglycerides greater than or equal to 500mg/dL) hypertriglyceridemia (very high triglycerides). The active ingredient in Vascepa™ is an ester form of EPA.

Also, we are aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 which is being developed by Omthera Pharmaceuticals, Inc. and an omega-3 based drug candidate for hypertriglyceridemia being developed by Trygg Pharma, a joint venture 50% owned by the Aker BioMarine Group. We also believe that certain other pharmaceutical companies are developing potential treatments for inflammatory and metabolic diseases based on omega-3 fatty acids. See “Risk Factors – Risks Related to the Company’s Business – The Company’s industry is subject to rapid technological change and competition.”

Employees

As at the date of this Prospectus, Neptune, along with Acasti and NeuroBio, has approximately 100 full-time employees working at its business offices in Laval and the Sherbrooke plant. We believe that Neptune employees possess specialized skills and knowledge in the following fields, which are valuable assets of the Company: (i) marine biomasses, (ii) marine oil extraction processes, (iii) scientific issues, (iv) commercialization and business development, (v) intellectual property protection, (vi) clinical validation of biological therapeutic properties, (vii) quality assurance/quality control, (viii) regulatory compliance related to the Company’s operations, and (ix) legal matters. Neptune is not a party to any collective bargaining agreement. Neptune considers its relations with its employees to be good and its operations have never been interrupted as the result of a labor dispute.

RECENT DEVELOPMENTS

To date during the 2012 fiscal year, which ends on February 28, 2013, Neptune has continued the first phase of the expansion project of its Sherbrooke plant, which is anticipated to be completed by the end of our current fiscal year. See “Business of the Company – Manufacturing and Facilities”.

On September 7, 2012, Neptune announced that pursuant to a final prospectus dated September 5, 2012, 2,000,000 Class A subordinate voting shares and 4,000,000 Series 2011-1 warrants of NeuroBio held by Neptune will be distributed on October 31, 2012 to holders of record of Neptune’s common shares at the close of business on October 15, 2012 by way of a dividend-in-kind. See “Corporate Structure - Corporate Structure Diagram”.

On September 10, 2012, Neptune provided revenue guidance for the recently completed second quarter of fiscal 2013 ended August 31, 2012. Pursuant to this guidance, Neptune’s management expressed its confidence that (i) revenues for the quarter ended August 31, 2012 will be in the range of $7.5 million to $8 million compared to $4.3 million for the second quarter ended August 31, 2011, and (ii) first half revenues for fiscal 2013 will be in the range of $13.6 million to $14.1 million compared to $8.6 million in revenues during the first half of fiscal 2012.

RISK FACTORS

Investing in the Securities involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein before investing in the Securities. If any of the following risks actually occurs, the Company’s business, financial condition, liquidity, results of operation and prospects could be materially harmed. Additional risks and uncertainties, including those of which the Company is currently unaware or that it deems immaterial, may also adversely affect the Company’s business, financial condition, liquidity, results of operation and prospects.

Risks Related to the Company’s Business

The Company has a history of net losses and the Company may never achieve profitability.

The Company has been reporting losses since the Company’s inception and, as at May 31, 2012, the Company has an accumulated deficit of $32,956,652. It is expected that the Company will continue to generate losses until income from product sales generate sufficient revenues to fund Neptune’s and its subsidiaries’ continuing operations, including research and product development, which the Company cannot assure you will occur in the near term or at all.

The Company’s near term success depends largely on the continued commercialization of NKO® and EKO™.

The Company’s ability to generate revenues in the foreseeable future is primarily based on the commercialization success of NKO® and EKO™. For the fiscal year 2012, revenues generated from the sale of NKO® and EKO™ to our distribution partners accounted for nearly all of the Company’s total consolidated revenues. Although the Company is developing other products that contain krill, all of them are at earlier stages of development and none of them may reach the clinical trial phase, obtain regulatory approval or, even if approved, be successfully commercialized.

The overall commercialization success of NKO® and EKO™ depends on several factors, including:

•	continued market acceptance of NKO® and EKO™ by the nutraceutical market and medical community;

•	the amount of resources devoted by the Company’s distribution partners to continue the commercialization efforts of NKO® and EKO™ in our core geographic markets;

•	maintaining supply agreements to ensure the availability of krill in order to produce sufficient krill oil to meet the order demands of the Company’s distribution partners for NKO® and EKO™;

•	receipt of regulatory approvals for NKO® and EKO™ from regulatory agencies in certain territories in which the Company wishes to expand its commercialization efforts;

•	the number of competitors in the Company’s market; and

•	protecting and enforcing the Company’s intellectual property and avoiding patent infringement claims.

The Company relies on third parties for the supply of raw materials and the distribution and commercialization of its products and such reliance may adversely affect the Company if the third parties are unable or unwilling to fulfill their obligations.

Part of the Company’s strategy is to enter into and maintain arrangements with third parties related to the development, clinical testing, marketing, distribution and commercialization of its products. The Company’s revenues are dependent on the successful efforts of these third parties, including the efforts of the Company’s distribution partners. Entering into strategic relationships can be a complex process and the interests of the

Company’s distribution partners may not be or remain aligned with the Company’s interests. Some of the Company’s current and future distribution partners may decide to compete with the Company, refuse or be unable to fulfill or honour their contractual obligations to the Company, or change their plans to reduce their commitment to, or even abandon, their relationships with the Company. There can be no assurance that our distribution partners will market the Company’s products successfully or that any such third-party collaboration will be on favourable terms. The Company may not be able to control the amount and timing of resources the Company’s distribution partners devote to the Company’s products. In addition, the Company may incur liabilities relating to the distribution and commercialization by its distributors of its krill oil products. While the agreements with such distributors generally include customary indemnification provisions indemnifying the Company for liabilities relating to the encapsulation or packaging of its krill oil products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with the Company’s distributors handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

The Company has a significant concentration of its accounts receivable and revenue from a limited number of distributors.

As at February 29, 2012, five distributors represented 73% of total trade accounts receivable of the Company. During the year ended February 29, 2012, the Company realized sales from the nutraceutical segment equalling $6,414,659 from two distributors. Sales to these distributors represented 20.8% and 12.8% of the Company’s consolidated sales. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with the Company’s principal distributors could have a material adverse effect on the Company’s business, consolidated results of operations, financial condition and cash flows.

The Company may be unable to manage its growth efficiently.

The Company’s future financial performance and its ability to commercialize its products and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Company must be able to increase its production capabilities, hire, train and integrate additional management, and potentially administer internal sales and marketing personnel on an effective and efficient basis. The Company is currently undergoing an expansion project of its manufacturing facility with the expectation that the new facility, when completed, will double production capacity. Even after completion of the expansion, there can be no guarantee that the Company will be able to meet the product order demands of its distributors. Any increase in resources devoted to manufacturing, research, product development and sales, marketing and distribution efforts without a corresponding increase in the Company’s operational, financial and management information systems could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may not be able to accomplish any of the above actions, and its failure to do so could prevent it from successfully growing.

The Company may not be able to further penetrate core or new markets.

If the Company fails to further penetrate its core markets and existing geographic markets or expand its business into new markets, the growth in sales of the Company’s products, along with the Company’s operating results, could be negatively impacted. The Company’s ability to further penetrate its core markets and existing geographic markets or to expand its business into additional countries in Europe, Asia or elsewhere, to the extent the Company believes that it has identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond the Company’s control. The Company cannot assure that its efforts to increase market penetration in its core markets and existing geographic markets will be successful. The Company’s failure to do so could have a material adverse effect on the Company’s operating results.

The Company is dependent on a single manufacturing facility.

The Company owns, manages and operates a manufacturing, processing and packaging facility in Sherbrooke, Québec that handles the production of all of the Company’s krill oil. Accordingly, it is highly dependent on the uninterrupted and efficient operation of its manufacturing facility. Currently, the manufacturing plant is undergoing a significant expansion project in an effort to increase its krill oil production capabilities. We cannot assure you that the expansion project will be implemented in a timely and cost efficient manner, and that our current production of krill oil will not be adversely affected by the operational challenges of implementing the expansion project. If operations at the Company’s manufacturing plant were to be disrupted as a result of equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, the Company’s business, financial condition and/or results of operations could be materially adversely affected. Lost sales or increased costs that the Company may experience during the disruption of operations may not be recoverable under the Company’s insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, the Company’s business, financial condition and operations could be negatively impacted.

The Company must attract and retain skilled labor in order to maintain and increase its business.

The Company’s ability to sustain and expand its operations depends in part on its ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced machinists and engineers. The Company will be required to retain additional skilled workers upon the completion of the expansion of its manufacturing facility. Further, the Company may be faced with increased training costs and reduced productivity as it trains new employees hired to meet the Company’s increasing krill oil production needs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in the Company’s skilled labor force, increases in the rates of wages it must pay or both. If the Company’s compensation costs increase or it cannot attract and retain skilled labor, including engineers and machinists, the Company’s earnings could be reduced, and production capacity and growth potential could be impaired.

The Company may not be able to attract, hire and retain key management and personnel.

We depend substantially on our ability to hire, train, motivate and retain high quality personnel, especially our scientists and management team. Particularly, in light of the limited number of employees that cover our numerous programs and key functions, if we are unable to retain existing personnel or identify or hire additional personnel, we may not be able to research, develop, commercialize or market our products and product candidates as expected or on a timely basis and we may not be able to adequately support current and future alliances with strategic partners.

Furthermore, if we were to lose key management personnel, such as Henri Harland, our President and Chief Executive Officer, we would lose a portion of our institutional knowledge and technical know-how, potentially causing a substantial delay in one or more of our development programs until adequate replacement personnel could be hired and trained. Mr. Harland has been President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the founder of the Company and has been involved in krill research since 1991. Other than our stock option plan, we have not adopted any policies or entered into any agreements specifically designed to motivate officers or other employees to remain with us. We do not have key man life insurance policies on the lives of most of our key personnel, including Henri Harland.

The Company’s current and future clinical trials may prove unsuccessful or be delayed by certain factors.

The Company is not able to predict the results of pre-clinical and clinical testing of its product candidates. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a product candidate will prove to be safe or effective in humans. Further, preclinical and clinical data may not be sufficient to support approval to commercialize a product. Pre-clinical and clinical data must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product. In addition, success in one stage of testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. Further, clinical trials require the enrollment of patients and the Company may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of its products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

For example, Acasti is developing CaPre®, a prescription drug candidate being developed to address the treatment of hypertriglyceridemia. CaPre® is currently being evaluated in two Phase II clinical trials. The Company’s ability to commercialize any of its products, including CaPre®, is dependent upon the success of product development efforts and the success of clinical studies. If these clinical trials and product development efforts fail to produce satisfactory results, or if the Company is unable to maintain the financial and operational capability to complete these development efforts, it may be unable to generate revenues for this and other product candidates.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Share prices of biotechnology companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of pre-clinical or clinical trials for any of the Company’s product candidates currently under development could cause the Company’s share price to decline significantly.

The Company may not achieve its publicly announced milestones on time.

From time to time, the Company publicly announces the timing of certain events it expects to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as completion of a clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of certain products or product candidates, or announcement of additional clinical programs for a product candidate may ultimately vary from what is publicly disclosed. For example, CaPre®, Acasti’s leading drug candidate, is currently being evaluated in two Phase II clinical trials. The Company cannot assure that the clinical trials for CaPre® or any other of the Company’s or its subsidiaries’ product candidates will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the distribution of this Prospectus, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events could have a material adverse effect on the Company’s business plan, financial condition or operating results.

The Company may require additional funding and may not be able to raise the capital necessary to fund all or part of its capital requirements.

The Company may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. The Company may seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms or at all to enable us to continue and complete the research and development of our product candidates and their successful commercialization. Should the Company fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research and development programs or seek financial support from one of its strategic partners or from third-parties who may require that the Company waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Company.

If product liability lawsuits are brought against the Company, they could result in costly and time-consuming litigation and significant liabilities.

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. The Company’s products may be found to be, or to contain substances that are, harmful to the health of its consumers. This sort of finding may expose the Company to substantial risk of litigation and liability and/or force the Company to discontinue production of certain products.

The Company has product liability insurance, renewable on an annual basis, to cover civil liability claims relating to its products in an amount equal to $5,000,000 per year for all such claims. The Company also maintains a quality-assurance process that is QMP (Quality Management Program) certified by the Canadian Food Inspection Agency. However, this coverage may not insure against all claims made.

Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unfavourable to the Company. There can be no assurance that the Company will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Company’s future products and product candidates. Furthermore, a product liability claim could tarnish the Company’s reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against the Company or the withdrawal of a product from the market could have a materially adverse effect on the Company’s business or its financial condition.

The Company may be adversely affected by environmental and safety regulations or concerns.

The Company’s krill oil extraction process involves the use of certain hazardous materials, including acetone. The Company is subject to Canadian federal, provincial and municipal laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of an accident that involves hazardous materials, the Company could be held liable for damages, which could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future legislative or regulatory requirements.

The Company will be required to obtain a permit from the Minister of Environment Québec that will allow it to produce in excess of the 100,000 kilograms currently permitted. We may not be successful in obtaining such permit on favourable terms, in a timely manner or at all. Any of the foregoing could have a material adverse effect on our business, operations and financial condition.

The Company is dependent on third parties to obtain certain raw materials necessary to develop and produce its products.

The Company depends on third parties to obtain certain raw materials necessary to develop and produce its products. If the Company is no longer able to obtain raw materials, including krill, from one or more of its suppliers on terms reasonable to the Company or at all, the Company’s revenues could suffer. This could also have a significant impact on the Company’s capacity to complete certain of its current research and development projects and, accordingly, would negatively affect its projected commercial and financial growth. In addition, a significant increase in the price of raw materials that cannot be passed on to the Company’s distributors could have a material adverse effect on the Company’s results of operations and financial condition. While potential alternative suppliers of raw materials may be identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the Company’s ability to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

The Company’s industry is subject to rapid technological change and competition.

The Company operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Company’s products, product candidates or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Company or its product candidates. Scientific and technological developments and regulatory requirements may, within a relatively short timeframe, render the products and processes developed or planned by the Company obsolete.

Competition in the health and nutrition industry and in the pharmaceutical sector is extremely intense. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products similar to the Company’s products and product candidates. The Company competes with companies that produce similar or identical products or that propose different approaches to the separation or purification of components of krill.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours. Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza®, a prescription only omega-3 fatty acid indicated for patients with very high triglycerides, and Abbott Laboratories, which currently markets Tricor and Trilipix, prescription drugs indicated for the treatment of very high triglycerides and mixed dyslipidemia. In addition, in July 2012, the FDA approved Vascepa™, a prescription drug developed by Amarin Corporation plc, as an adjunct to diet to reduce triglyceride levels in adult patients with severe (triglycerides greater than or equal to 500mg/dL) hypertriglyceridemia (very high triglycerides). The active ingredient in Vascepa™ is an ester form of EPA. Also, we are aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 which is being developed by Omthera Pharmaceuticals, Inc. and an omega-3 based drug candidate for hypertriglyceridemia being developed by Trygg Pharma, a joint venture 50% owned by the Aker BioMarine Group. We also believe that certain other pharmaceutical companies are developing potential treatments for inflammatory and metabolic diseases based on omega-3 fatty acids.

These and other competitors may have greater resources than the Company. Accordingly, no assurance can be given that products developed by these other companies or their technology will not affect the Company’s ability to compete in the nutraceutical market. There is a risk that one or more of the Company’s competitors may develop more effective or more affordable products than the Company, or may achieve earlier patent protection or product commercialization that the Company, or that such competitors will commercialize products that will render the Company’s product candidates obsolete, possibly before the Company is able to commercialize them.

The Company is subject to foreign currency fluctuations.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk relates to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. During the 2012 fiscal year, approximately 72% of the Company’s revenues were in United States dollars and 24% were in Euros, while the vast majority of its costs were in Canadian dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, the Company’s operating results and financial condition may be adversely affected.

The Company uses hedging strategies to a limited extent by entering into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. Significant fluctuations in the rate of exchange could adversely affect the Company’s financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

The Company may be negatively impacted by the value of its intangible assets.

The Company is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Company adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on the Company’s results of operations in the period in which the write-down occurs.

Risks Related to the Company’s Intellectual Property

The Company’s commercial success depends, in part, on its intellectual property rights.

The Company’s success depends in part on its ability to develop products, obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Company’s exclusive rights or those granted to it under license. The Company has filed and is actively pursuing patent applications in Canada, the United States, Europe and elsewhere. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Company does not know whether all of its pending patent applications will be granted and whether the Company will be able to develop other patentable proprietary technology and/or products. Furthermore, the Company cannot be completely certain that its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Company cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Company from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Company or invent or have invented other products based on the Company’s patented products.

If third-party licenses are required, the Company may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, the Company could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Company from developing, manufacturing or selling certain products. In addition, the Company could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

In some cases, the Company cannot determine with any certainty whether it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Company’s patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, a significant part of the Company’s technological know-how constitutes trade secrets. The Company requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of the Company’s trade secrets, know-how or other proprietary information.

Claims that the Company’s technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of management and key personnel, which in turn could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

A failure by the Company to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.

The Company will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. The Company protects its intellectual property by, among other things, filing patent applications related to its proprietary technologies, inventions and improvements that are important to the development of its business.

The Company is a plaintiff in multiple ongoing patent infringement cases with several parties. On October 4, 2011, the Company filed a complaint in the US District Court for the District of Delaware against Aker BioMarine ASA, Aker BioMarine Antarctic USA Inc. and Schiff Nutrition International Inc. for the infringement of the Company’s US patent 8,030,348 and for damages. On December 19, 2011, the parties filed counterclaims denying any infringement, seeking the invalidity of the Company’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent.

On March 9, 2010, the Company filed an appeal with the European Patent Office’s Board of Appeal contesting a 2009 decision of the European Patent Office which ordered the revocation of the Company’s European Patent #1417211. Also, an Opposition is currently in progress for the Company’s Australian Patent #2002322233. The Company’s U.S. Patent 8,057,825 is also currently under reexamination. All of these proceedings are ongoing and the Company is taking all reasonable steps to vigorously defend its registered patents.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Company’s patents are invalidated or found to be unenforceable, it would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Company the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Company from developing its product candidates, selling its products or commercializing its patented technology. As a result, patents that the Company owns may not allow it to exploit the rights conferred by its intellectual property protection.

The Company also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Company tries to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as its current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to the Company’s competitors. It is possible that a competitor will make unauthorized use of such information, and that the Company’s competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from the Company’s business. If any intellectual property right were to be infringed by, disclosed to or independently developed by a competitor, the Company’s competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject the Company to significant liabilities, could put one or more of its patents at risk of being invalidated or interpreted narrowly, could put one or more of its pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert the Company’s research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company’s confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide the Company’s competitors with access to its proprietary information and may harm its competitive position.

Risks Related to the Company’s Industry

The Company is subject to significant government regulations.

The research, development, production and commercialization of the Company’s products is generally subject to comprehensive regulations under legislation and regulations enforced by Health Canada and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the FDA in the United States. See “Business of the Company – Regulatory Environment”. These regulations may require the (i) approval of manufacturing facilities, including adhering to GMPs during the production, storage, controlled research and quality testing of products, (ii) review and approval of applications to establish the safety and efficacy of the product for each marketing claim sought, and (iii) the control of marketing activities. The process of obtaining required approvals (such as from the FDA and Health Canada) can be costly, time consuming and without guaranteed certainty of approval. Regulatory authorities may change processes, laws, regulations and policies related to product development or commercialization and business operations and require the Company to make changes to the product, its claims or its operations. The Company could encounter difficulties or incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of the Company’s products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement, vary from country to country. No assurance can be given that the Company will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect.

Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Company’s operations, its financial situation and its operating results.

Neptune’s majority owned-subsidiaries, Acasti and NeuroBio, are developing products and product candidates for the pharmaceutical market. Products intended for therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. See “Business of the Company – Regulatory Environment”. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s pharmaceutical product candidates will be approved by any regulatory agency on a timely basis, or at all. Regulatory approval in Canada, Europe and the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company’s pharmaceutical products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of pharmaceutical products in Canada, the United States and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising and labelling of products and the reporting of adverse events. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

The global regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Company’s existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

The Company is heavily dependent on the export of products to the United States. The FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that the Company’s products may not have full access to the U.S. market and poses additional risks to the Company’s business.

The market for the Company’s products has not been fully defined.

The Company believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Company’s products. Therefore, there can be no assurance that any of the Company’s products in development or products recently launched will achieve market acceptance.

The degree of market acceptance for the Company’s products and those of its customers will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of the Company’s nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by the Company.

Legislative or regulatory reform of the health care system may adversely affect the Company’s business and financial condition.

The Company’s revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. In Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. To the extent the Company succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Company may not be able to obtain prices for its products under development that will make them commercially viable.

Risks Related to the Offering and the Company’s Securities

Except as otherwise disclosed in any applicable prospectus supplement for any particular issuance of Securities, the following risk factors apply with respect to the Securities.

The price of the Company’s shares may fluctuate.

Market prices for securities in general, and that of pharmaceutical and nutraceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, patent infringement claims (whether brought by the Company against third parties or claimed against the Company), exclusive rights obtained by the Company or others, results of pre-clinical and clinical studies by the Company or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products and dietary supplements, future sales of securities by the Company or its shareholders and many other factors could have considerable effects on the price of the Company’s securities.

The market price of the Company’s shares could decline as a result of future issuances or actual or potential sales.

The market price of the common shares could decline as a result of future issuances by the Company or sales by its existing holders of common shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for Neptune to sell equity securities at a time and price that Neptune deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

The market price of the Company’s shares could decline as a result of operating results falling below the expectations of investors or fluctuations in operating results each quarter.

The Company’s revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Company’s common shares. The Company’s revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the Company’s share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the Company’s products;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties; and

•	failure to introduce the Company’s products to the market in a manner that generates anticipated revenues.

If the Company’s quarterly operating results fall below the expectations of investors or securities analysts, the price of the Company’s common shares could decline substantially. Furthermore, any quarterly fluctuations in the Company’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

The Company does not currently intend to pay any cash dividends on its common shares in the foreseeable future.

The Company has never paid any cash dividends on its common shares. The Company does not anticipate paying any cash dividends on its common shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays cash dividends, which it may never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

There can be no assurance that an active market for the Company’s Securities will be sustained.

There can be no assurance that an active market for Neptune’s Securities will be sustained. Holders of Securities may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the Securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Securities may result and adversely affect the liquidity of the market for the Securities.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Securities include: extent of analytical coverage; lessening in trading volume and general market interest in the Securities; the size of the Company’s public float; and any event resulting in a delisting of securities.

An active market may not develop for the warrants or units, which may hinder holders’ ability to liquidate their investment.

Each issuance of warrants and units will be a new issue of securities with no established trading market, and the Company does not currently intend to list them on any securities exchange. A dealer may intend to make a market in the warrants or units after their issuance pursuant to this Prospectus; however, a dealer may not be obligated to do so and may discontinue such market making at any time. As a result, the Company cannot assure that an active trading market will develop for any series of the warrants or units. In addition, subsequent to their initial issuance, the securities may trade at a discount to their initial offering price, depending upon the value of the underlying common shares and upon the Company’s prospects or the prospects for companies in its industry generally and other factors, including those described herein.

A large number of common shares may be issued and subsequently sold upon the exercise of the warrants. The sale or availability for sale of these warrants may depress the price of the Company’s common shares.

At May 31, 2012, Neptune had outstanding warrants to acquire 1,445,015 common shares at a price of $2.65 per share (in respect of 764,459 common shares) and US$2.75 (in respect of 680,556 common shares) and expiring on November 3, 2012. Since May 31, 2012, Neptune has issued warrants to acquire 1,000,002 common shares at a price of $5.00 per share. In addition, the number of common shares that will be initially issuable upon the exercise of warrants that may be issued pursuant hereto will be determined by the particular terms of each issue of warrants and will be described in the relevant Prospectus Supplement. To the extent that purchasers of warrants sell common shares issued upon the exercise of the warrants, the market price of the Company’s common shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of common shares underlying the warrants may cause shareholders to sell their common shares, which could further contribute to any decline in the common share price.

The sale of common shares issued upon exercise of the warrants could encourage short sales by third parties which could further depress the price of the common shares.

Any downward pressure on the price of common shares caused by the sale of common shares issued upon the exercise of the warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller anticipates that the common share price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such sales could place downward pressure on the price of the Company’s common shares by increasing the number of common shares being sold, which could further contribute to any decline in the market price of the Company’s common shares.

The Company cannot predict the actual number of common shares that it will issue upon the exercise of the warrants.

The actual number of common shares that the Company will issue upon the exercise of the warrants is uncertain and will be determined, or made determinable, by the particular terms of each issue of warrants and will be described in the relevant Prospectus Supplement. The number of common shares issuable upon the exercise of the warrants may fluctuate based on the market price of the Company’s common shares. Holders of warrants may receive more common shares if its common share price declines.

The Company’s shareholder rights plan and certain Canadian laws could delay or deter a change of control.

The Company’s shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions. See “Description of the Share Capital – Shareholder Rights Plan”.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The Company may pursue opportunities or transactions that may adversely affect its business and financial condition.

Management of Neptune, in the ordinary course of Neptune’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Securities. Neptune’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Neptune are doing so at a time when Neptune is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Securities.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Risks Related to the Company’s Status as a Foreign Private Issuer

As a foreign private issuer, the Company is subject to different U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to the Company’s U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain its current status as a foreign private issuer, a majority of the Company’s common shares must be either directly or indirectly owned by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Company’s common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

U.S. investors may be unable to enforce certain judgments.

Neptune is a company existing under the Business Corporations Act (Québec). A number of the Company’s directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of the Company’s assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Company or upon its directors and officers. Execution by United States courts of any judgment obtained against the Company or any of the Company’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Company’s directors and executive officers under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

CONSOLIDATED CAPITALIZATION

Other than the issuance of 353,968 common shares from the exercise of warrants and stock options for proceeds of $819,768 and the grant of 360,000 stock options under the Company’s stock option plan and the grant of 1,000,002 warrants, there have been no material changes in the share capitalization of the Company since May 31, 2012. As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$100,000,000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize the Company’s products and those of its two operating subsidiaries, Acasti and NeuroBio. Neptune intends to continue financially supporting its subsidiaries and the development of their products, and it may subscribe to additional equity of its subsidiaries in the event a subsidiary raises capital to advance the development of their products. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket

In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As at September 18, 2012, there were a total of (i) 50,171,061 Common Shares and no Preferred Shares issued and outstanding, (ii) 2,244,549 warrants to purchase Common Shares issued and outstanding, and (iii) 6,497,500 options to purchase Common Shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Share as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Share regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Shareholder Rights Plan

On May 26, 2010, we entered into a shareholder rights plan agreement, or “Rights Plan”. The Rights Plan entitles a holder of rights (other than the Acquiring Person, as defined below, or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) to purchase our common shares at a discount of 50% to the market price upon a person becoming an “Acquiring Person”, subject to certain exceptions and the terms and conditions set out in the Rights Plan. An “Acquiring Person” is defined in the Rights Plan as a beneficial owner of 20% or more of our common shares. The Rights Plan will expire at the close of our annual meeting of shareholders in 2013.

In order to implement the Rights Plan, we issued one right in respect of each common share outstanding as of 5:01 p.m. (Montreal time) on May 26, 2010, the “Effective Date”. One right will also be issued and attached to each subsequently issued common share, including the common shares issued pursuant to any offering under this Prospectus. The rights will separate and trade separately from the common shares to which they are attached and will become exercisable after the “Separation Time”. The “Separation Time” is the close of business on the tenth business day following the earliest of:

(a)	the date of the first public announcement or disclosure made by us or an Acquiring Person that a person has become an Acquiring Person;

(b)	the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid (other than a Permitted Bid (as defined in the Rights Plan) or a Competing Permitted Bid (as defined in the Rights Plan) by any person for our common shares;

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or

(d)	such later date as may be determined by the board of directors.

After the time at which a person becomes an Acquiring Person, and subject to the terms and conditions set out in the Rights Plan, each right would, upon exercise, entitle a rights holder, other than the Acquiring Person and related parties, to purchase common shares at a 50% discount to the market price at the time.

Under the Rights Plan, a “Permitted Bid” is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender.

A copy of the Rights Plan is available on SEDAR at www.sedar.com.

DESCRIPTION OF THE WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below. The Company undertakes that it will not offer Warrants for sale separately pursuant to the Prospectus to any member of the public in Canada unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Autorité des marchés financiers on behalf of the securities commissions or similar regulatory authorities in the provinces of Canada where the Warrants will be offered for sale.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture and the Warrant certificate. Prospective investors should refer to the Warrant Indenture and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. We will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on any exchange; and

•	any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement. We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants. If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture, if any, and the Warrant certificate will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture, if any, and the Warrant certificate.

We may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF THE UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Common Shares and Warrants in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•	the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing Unit Agreement, if any; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of the Share Capital” and “Description of the Warrants” will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on (i) the TSX under the symbol “NTB”, and (ii) the NASDAQ under the symbol “NEPT”. The price ranges and trading volume of Company’s Common Shares for the twelve-month period before the date of this Prospectus on the TSX and the NASDAQ was as follows:

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume (daily average)	High	Low	Volume (daily average)
September 2012 (until September 18)	4.88	4.01	57,652	5.03	4.07	138,102
August 2012	4.99	4.26	55,765	5.08	4.30	253,685
July 2012	5.00	4.37	85,395	5.14	4.26	356,418
June 2012	4.99	3.30	110,392	4.88	3.18	393,327
May 2012	4.02	2.95	68,685	3.95	2.70	240,637
April 2012	3.53	2.82	27,979	3.64	2.81	126,144
March 2012	3.20	2.78	30,145	3.25	2.80	59,211
February 2012	3.25	2.44	52,924	3.29	2.46	84,480
January 2012	2.89	2.29	32,937	2.86	2.25	54,102
December 2011	3.10	2.25	22,345	3.05	2.18	44,001
November 2011	3.17	2.55	27,824	3.10	2.51	47,242
October 2011	2.84	2.10	50,361	2.86	2.02	115,447
September 2011	3.74	2.60	71,901	3.78	2.46	102,372

PRIOR SALES

In the 12 months preceding the date hereof, we issued the following Common Shares and granted the following Common Share purchase warrants and stock options under our stock option plan:

Date of Issuance	Number of Common Shares Issued	Issue Price per Common Share
September 22, 2011	10,000	$1.50
September 22, 2011	13,500	$2.50
September 30, 2011	22,002	$2.14
October 9, 2011	1,685	$1.50
October 9, 2011	22,053	$2.08
October 9, 2011	11,027	$2.14
October 9, 2011	20,430	$2.00
October 9, 2011	143,282	$2.19
October 17, 2011	27,027	$2.15
March 23, 2012	10,000	$2.50
March 27, 2012	1,250	$2.65
April 5, 2012	50,000	$1.50
April 25, 2012	15,000	$1.50
May 17, 2012	9,000	$2.50
May 25, 2012	20,000	$2.25
May 29, 2012	5,000	$1.50
May 29, 2012	8,000	$2.50
June 28, 2012	9,000	$1.50
June 29, 2012	27,778	$2.75
July 4, 2012	7,500	$2.50
July 12, 2012	6,000	$2.50
July 13, 2012	116,890	$2.65
July 14, 2012	25,000	$2.50
July 16, 2012	6,000	$2.25
July 18, 2012	50,000	$1.50
July 20, 2012	5,800	$2.65
July 24, 2012	10,000	$1.50
July 27, 2012	20,000	$1.50
August 10, 2012	25,000	$2.65
August 14, 2012	10,000	$2.50
August 20, 2012	10,000	$1.50
August 29, 2012	25,000	$2.75

Date of Grant	Number of Common Shares Purchase Warrants Granted	Exercise Price per Warrant
May 3, 2012	765,709		$2.65
May 3, 2012	680,556	US$	2.75
June 15, 2012	1,000,002		$5.00

Date of Grant	Number of Stock Options Granted	Exercise Price per Stock Option
September 16, 2011	150,000	$3.50
November 1, 2011	125,000	$2.75
November 28, 2011	55,000	$3.15
December 1, 2011	250,000	$3.00
December 19, 2011	15,000	$2.70
December 20, 2011	400,000	$3.00
January 1, 2012	250,000	$3.00
January 4, 2012	40,000	$2.50
February 1, 2012	25,000	$3.00
February 6, 2012	15,000	$2.50
March 26, 2012	750,000	$3.05
March 26, 2012	150,000	$3.15
April 2, 2012	100,000	$3.15
April 11, 2012	1,680,000	$3.15
April 16, 2012	5,000	$3.05
July 9, 2012	5,000	$4.50
August 28, 2012	350,000	$5.00
September 4, 2012	5,000	$5.00

REGISTRATION AND TRANSFER

Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, the Securities may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

ENFORCEABILITY OF CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Québec). A majority of the directors and officers of Neptune, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and substantially all of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts of Neptune who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Neptune has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Neptune filed a registration statement on Form F-10 to register the Securities in the United States. Concurrently with the filing of the registration statement on Form F-10, Neptune appointed an agent for service of process on Form F-X. Under the Form F-X, Neptune appointed CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP, our Canadian and U.S. counsel. As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

AUDITORS

The Company’s independent auditors are KPMG LLP, Chartered Professional Accountants (“KPMG”), 1500-600, de Maisonneuve Boulevard West, Montréal, Québec, Canada, H3A 0A3. KPMG is independent with respect to the Company within the rules of the Code of Ethics of the Chartered Professional Accountants of Québec. The audited consolidated financial statements of the Company as at February 29, 2012, February 28, 2011 and March 1, 2010, and for the years ended February 29, 2012 and February 28, 2011 incorporated in this Prospectus by reference, have been audited by KPMG as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) the consents of auditors and counsel; and (iii) powers of attorney from directors and officers of the Company.

— Common Shares

ROTH CAPITAL PARTNERS LLC

EURO PACIFIC CANADA INC.

NATIONAL SECURITIES CORPORATION